IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of September 30, 2016 and for the three-month periods
ended September 30, 2016 and 2015

Legal Information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 74, beginning on July 1st, 2016.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 63.38%.

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (*)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic.
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 3.A.a)
BNSA	Boulevard Norte S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ENUSA	Entretenimiento Universal S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2016
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
CPI	Consumer Price Index
IRSA, “The Company”, “Us”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	OGDEN Argentina S.A.
NCN	Non-Convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	Real Estate LTD
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
ASSETS
Non-current assets
Investment properties	10	50,708	49,872
Property, plant and equipment	11	23,794	24,055
Trading properties	12	3,529	4,471
Intangible assets	13	11,414	11,763
Investments in associates and joint ventures ...	8 and 9	5,312	16,236
Deferred income tax assets .	20	719	638
Income tax and minimum presumed income tax ("MPIT") credit		124	123
Restricted assets	14	35	54
Trade and other receivables	15	3,600	3,441
Employee benefits		4	4
Investments in financial assets	14	2,241	2,226
Financial assets held for sale	14	2,615	3,346
Derivative financial instruments	14	4	8
Total non-current assets		104,099	116,237
Current assets
Trading properties	12	1,219	241
Inventories		2,748	3,246
Restricted assets	14	1,657	564
Income tax and minimum presumed income tax ("MPIT") credit		365	506
Group of assets held for sale	30	11,506	-
Trade and other receivables	15	13,718	13,409
Investments in financial assets	14	9,779	9,656
Financial assets held for sale	14	2,178	1,256
Derivative financial instruments	14	26	19
Cash and cash equivalents	14	15,449	13,866
Total current assets		58,645	42,763
TOTAL ASSETS		162,744	159,000
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	16
Legal reserve		117	117
Special reserve		4	4
Other reserves	21	653	726
Accumulated deficit		(1,820)	(1,243)
Total capital and reserves attributable to equity holders of the parent		465	1,115
Non-controlling interest		13,022	12,386
TOTAL SHAREHOLDERS’ EQUITY		13,487	13,501
LIABILITIES
Non-current liabilities
Trade and other payables	17	2,435	1,518
Borrowings	19	86,709	90,680
Derivative financial instruments	14	125	105
Income tax and minimum presumed income tax ("MPIT") liabilities		28	-
Deferred income tax liabilities	20	7,573	7,571
Employee benefits		708	689
Salaries and social security liabilities		14	11
Provisions	18	1,336	1,325
Total non-current liabilities		98,928	101,899
Current liabilities
Trade and other payables	17	16,591	17,874
Group of liabilities held for sale	30	11,369	-
Salaries and social security liabilities		1,690	1,707
Borrowings	19	19,103	22,252
Derivative financial instruments	14	101	112
Provisions	18	1,083	1,039
Income tax and minimum presumed income tax ("MPIT") liabilities		392	616
Total current liabilities		50,329	43,600
TOTAL LIABILITIES		149,257	145,499
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		162,744	159,000
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Operations
for the three-month periods beginning on July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Revenues	22	18,687	968
Costs	23	(13,267)	(435)
Gross profit		5,420	533
Gain from disposal of investment properties	10	19	390
General and administrative expenses	24	(934)	(131)
Selling expenses	24	(3,296)	(55)
Other operating results, net	25	(62)	(13)
Profit from operations		1,147	724
Share of loss of joint ventures and associates	8 and 9	(43)	(491)
Profit before financial results and income tax		1,104	233
Finance income	26	388	46
Finance costs	26	(2,124)	(335)
Other financial results	26	262	(148)
Financial results, net	26	(1,474)	(437)
Loss before income tax		(370)	(204)
Income tax expense	20	(54)	(112)
Loss for the period from continuing operations		(424)	(316)
Loss from discontinued operations after income tax	31	(358)	-
Loss for the period		(782)	(316)

Attributable to:
Equity holders of the parent		(577)	(276)
Non-controlling interest		(205)	(40)

Loss per share attributable to equity holders of the parent during the period:
Basic	(1.00)	(0.48)
Diluted	(1.00)	(0.48)

Loss per share from continuing operations attributable to equity holders of the parent during the period:
Basic	(0.68)	(0.48)
Diluted	(0.68)	(0.48)

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Operations
for the three-month periods beginning on July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.16	09.30.15
Loss for the period	(782)	(316)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	464	36
Change in the fair value of hedging instruments net of income taxes	56	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined benefit plans	(22)	-
Others	(3)	-
Other comprehensive income for the period	495	36
Total comprehensive loss for the period	(287)	(280)

Attributable to:
Equity holders of the parent	(365)	(241)
Non-controlling interest………………………………………………….	78	(39)

Attributable to equity holders of the parent from continuing operations:	(178)	(241)
Attributable to equity holders of the parent from discontinued operations:	(187)	-
Total attributable to equity holders of the parent	(365)	(241)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves (Note 21)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity

Balance at July 1, 2016	575	4	123	793	16	117	4	726	(1,243)	1,115	12,386	13,501
Loss for the period	-	-	-	-	-	-	-	-	(577)	(577)	(205)	(782)
Other comprehensive income for the period	-	-	-	-	-	-	-	212	-	212	283	495
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	212	(577)	(365)	78	(287)
Incorporated by business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	19	19
Reserve for share-based compensation	-	-	-	-	-	-	-	3	-	3	22	25
Capital reduction	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Transactions with non-controlling interest	-	-	-	-	-	-	-	(288)	-	(288)	518	230
Balance at September 30, 2016	575	4	123	793	16	117	4	653	(1,820)	465	13,022	13,487

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24 to the Annual Financial Statements.

(2)
Related to CNV General Resolution N° 609/12. See Note 24 to the Annual Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves (Note 21)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity

Balance at July 1, 2015	574	5	123	793	7	117	4	330	521	2,474	396	2,870
Loss for the period	-	-	-	-	-	-	-	-	(276)	(276)	(40)	(316)
Other comprehensive income for the period	-	-	-	-	-	-	-	35	-	35	1	36
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	35	(276)	(241)	(39)	(280)
Reserve for share-based compensation	-	-	-	-	4	-	-	1	-	5	-	5
Transactions with non-controlling interest	-	-	-	-	-	-	-	(9)	-	(9)	(1)	(10)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Balance at September 30, 2015	574	5	123	793	11	117	4	357	245	2,229	352	2,581

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12. See Note 24 to the Annual Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Operating activities:
Cash generated from operations	16	2,772	441
Income tax and Minimum Presumed Income tax paid		(197)	(67)
Net cash generated by operating activities		2,575	374
Investing activities:
Capital contributions to joint ventures and associates		(312)	(34)
Purchases of investment properties		(658)	(47)
Proceeds from sale of investment properties		41	388
Payment for subsidiary acquired, net of cash acquired		(30)	-
Purchases of property, plant and equipment		(624)	(6)
Purchases of intangible assets		(106)	-
Increase in investments in financial assets		(2,213)	(1,283)
Proceeds from sale of investments in financial assets		2,433	700
Loans granted		(34)	-
Cash included in the group of assets classified as held for sale		(12)	-
Proceeds from sale of property, plant and equipment		212	-
Interest received of financial assets		47	1
Loans granted to related parties		(22)	-
Dividends received		26	-
Net cash used in investing activities		(1,252)	(281)
Financing activities:
Borrowings		160	531
Payments of borrowings		(3,200)	(226)
Dividends paid		(362)	(48)
Issuance of non-convertible notes		8,790	403
Acquisition of non-controlling interest in subsidiaries		(580)	(10)
Proceeds from sale of non-controlling interest in subsidiaries		810	-
Interest paid		(1,434)	(205)
Loans from joint ventures and associates		4	-
Payment of borrowings from joint ventures and associates…………………		(2)	-
Payment related to derivative financial instruments		(4)	(14)
Payment of financial leasing		-	(1)
Repurchase of non-convertible notes		-	(121)
Proceeds from derivative financial instruments		13	-
Payment of non-convertible notes		(3,957)	(96)
Net cash generated by financing activities		238	213
Net Increase in cash and cash equivalents		1,561	306
Cash and cash equivalents at beginning of year	14	13,866	375
Foreign exchange gain on cash and cash equivalents		22	17
Cash and cash equivalents at end of period……………………………	14	15,449	698

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

IRSA was founded in 1943, and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our parent company and IFIS Limited our ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on November 11, 2016.

The Group has established two Operations Centers to manage its global business, mainly through the following companies:

IRSA Inversiones y Representaciones Sociedad Anónima
Operations center in Argentina
IRSA Propiedades Comerciales S.A.
Hoteles Argentinos S.A.
Nuevas Fronteras S.A.
Llao Llao Resorts S.A.
New Lipstick LLC (ii)
Condor Hospitality Trust (ii)
Banco Hipotecario S.A. (ii)
Operations center in Israel
IDB Development Corporation Ltd.
IDB Group Investment Inc.
IDB Tourism (2009) Ltd.
Discount Investment Corporation Ltd.
CLAL Insurance Enterprices Ltd. (i)
Property & Building Corp.
Shufersal Ltd.
Adama Agricultural Solutions Ltd. (ii)
Cellcom Israel Ltd.
Elron Electronic Industries Ltd.

(i)
Remains in current and non-current assets, as financial asset held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation. Adama is included in assets held for sale (see Note 30).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

IDBD has diverse debts containing certain covenants which have been successively negotiated, resulting in several waivers actually in force. IDBD estimates that if the original covenants of such loans were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and from dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities.

On December, 2013, it was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5,774-13 (‘the Concentration Law’) which has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal, a potential delisting of IDBD or DIC so as to no longer trade its shares publicly, or a merger between IDBD and DIC.

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of IRSA and its subsidiaries at the operations center in Argentina.

IRSA and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from IDBD’s debt do not have impact on IRSA since such debt has no recourse against IRSA and it is not granted by IRSA’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern perspective, with such uncertainties being limited to the operation center in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2016 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the three-month periods ended September 30, 2016 and 2015 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2016 and 2015 results do not necessarily reflect the proportion of the Group’s full-year results.

IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina.

Therefore, the Company is not able to include IDBD’s quarterly results in its financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company consolidates IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable.  For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

As of September 30, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these financial statements have not been restated in constant currency.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

However, over the last years, certain macroeconomic variables affecting the Group’s business, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these financial statements.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2016.

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements for the year ended June 30, 2016 as described in Note 5 to the annual financial statements.

2.4.
Comparability of information

Balance items as of June 30, 2016 and September 30, 2015 shown in these financial statements for comparative purposes arise from Financial Statements then ended.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from takeover was secured, that is from October 11, 2015, and the prior periods are not modified by this situation. Therefore, the financial information consolidated as of September 30, 2015 is not comparative.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping center operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisition and dispositions

Below are detailed the significant acquisitions and disposals for the three-month period ended September 30, 2016. The significant acquisitions and disposals for the fiscal year ended June 30, 2016, are detailed in Note 3 to the annual financial statements at that date.

A.
Acquisition of equity interest in EHSA

On July 6, 2016, the Group through IRSA CP acquired from FEG Entretenimientos S.A. a 20% of EHSA shares, a company where it already owned 50%. It also acquired a 1.25% interest in ENUSA from Marcelo Fígoli. The acquisition has been priced at Ps. 52 million, Ps. 35.4 million of which have been paid on September 30, while the remaining balance of Ps. 16.6 million was paid in October. As a result, the Group now holds 70% of the voting stock of EHSA and Mr. Diego Finkelstein holds the remaining 30%. As of the date of these unaudited financial statements, the Group is analyzing the allocation of the price paid for the acquisition of these interests.

In addition, EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of LRSA, a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the SRA holds the remaining 50%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisition and dispositions (Continued)

B.
Share-holding increase in Shufersal

On September 12, 2016, the Group through DIC, acquired 9,097,127 of Shufersal’s shares, so that the company’s equity interest in Shufersal’s share capital increased from approximately 53.89% to around 58.17%. In addition, it was granted an option (“the option”) to acquire up to 9,097,127 additional shares of Shufersal at an exercise price of NIS 14.62 (equal to Ps. 223.4) per share of Shufersal (subject to adjustments). The option may be exercisable until December 12, 2016.

C.
Acquisition of DIC shares from IDBD

On September 23, 2016 Tyrus acquired from IDBD 8,888,888 of DIC’s shares for a total amount of NIS 100 million (equivalent to Ps. 401 million), which represent 8.8% of the Company’s outstanding shares. As a result of this transaction, the equity interest of the Group in DIC has increased by 3.28% without actual cash movements in the financial statements.

D.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total amount of NIS 217 million (equivalent to Ps. 810 million); as a result, the DIC’s interest in PBC has declined to around 64.4%.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

Given the diversity of characteristics corresponding to the business conducted in its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

These Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with Note 4 to the Annual Financial Statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates (Continued)

5.2.
Fair value estimates

Since June 30, 2016 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

There have been no changes to the Group’s structure either in the business segments or in the financial reporting criteria of such segments in the annual consolidated financial statements. As explained in note 6 to the annual financial statements, comparative segment information has not been modified due to the consolidation of IDDB because as of that date the Group did not exercise control over it and it was reported at fair value. As of September 30, 2015, IDBD’s equity interest and changes in its fair value are presented under the International segment of the Operations Center in Argentina.

Below is a summarized analysis of the lines of business of the Group for the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016			September 30, 2015
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina
Revenues	957	17,399	18,356	721
Costs	(248)	(12,676)	(12,924)	(180)
Gross profit	709	4,723	5,432	541
Gain from disposal of investment property	-	19	19	390
General and administrative expenses	(152)	(784)	(936)	(132)
Selling expenses	(87)	(3,210)	(3,297)	(55)
Other operating results, net	(12)	(49)	(61)	(13)
Profit from operations	458	699	1,157	731
Share of profit (loss) of joint ventures and associates	37	75	112	(493)
Segment profit	495	774	1,269	238
Reportable assets	5,054	148,701	153,755	6,294
Reportable liabilities	-	(134,245)	(134,245)	-
Net reportable assets	5,054	14,456	19,510	6,294

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the period ended September 30, 2016:

	September 30, 2016
	Operations Center in Argentina
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	682	101	1	173	-	-	957
Costs	(113)	(14)	(5)	(116)	-	-	(248)
Gross profit / (loss)	569	87	(4)	57	-	-	709
Gain from disposal of investment property	-	-	-	-	-	-	-
General and administrative expenses	(49)	(13)	(37)	(31)	(22)	-	(152)
Selling expenses	(42)	(16)	(7)	(22)	-	-	(87)
Other operating results, net	(9)	5	(3)	-	(4)	(1)	(12)
Profit / (Loss) from operations	469	63	(51)	4	(26)	(1)	458
Share of profit / (loss) of joint ventures and associates	-	12	7	-	(35)	53	37
Segment profit / (loss)	469	75	(44)	4	(61)	52	495

Investment properties	2,204	880	385	-	-	-	3,469
Property, plant and equipment	50	23	2	153	2	-	230
Trading properties	-	-	269	-	-	-	269
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	21	-	1	9	-	-	31
Investments in joint ventures and associates	-	-	69	-	(883)	1,768	954
Operating assets	2,282	907	816	162	(881)	1,768	5,054

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the period ended September 30, 2015:

	September 30, 2015
	Operations Center in Argentina
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	532	75	3	111	-	-	721
Costs	(79)	(14)	(5)	(82)	-	-	(180)
Gross profit / (loss)	453	61	(2)	29	-	-	541
Gain from disposal of investment property	-	-	390	-	-	-	390
General and administrative expenses	(37)	(11)	(29)	(22)	(33)	-	(132)
Selling expenses	(31)	(5)	(5)	(14)	-	-	(55)
Other operating results, net	(6)	(1)	(4)	-	(1)	(1)	(13)
Profit / (Loss) from operations	379	44	350	(7)	(34)	(1)	731
Share of (loss) / profit of joint ventures and associates	-	(1)	3	-	(563)	68	(493)
Segment profit / (loss)	379	43	353	(7)	(597)	67	238

Investment properties	2,333	922	336	-	-	-	3,591
Property, plant and equipment	49	18	1	164	1	-	233
Trading properties	-	-	129	-	-	-	129
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Investments in joint ventures and associates	-	19	60	-	655	1,483	2,217
Operating assets	2,405	963	616	171	656	1,483	6,294

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the period ended September 30, 2016:

	September 30, 2016
	Operations Center in Israel
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurances	Others	Total
Revenues	1,049	11,535	-	3,901	-	914	17,399
Costs	(612)	(8,615)	-	(2,608)	-	(841)	(12,676)
Gross profit	437	2,920	-	1,293	-	73	4,723
Gain from disposal of investment property						19	19
General and administrative expenses	(63)	(149)	-	(388)	-	(184)	(784)
Selling expenses	(19)	(2,307)	-	(818)	-	(66)	(3,210)
Other operating results, net	-	(15)	-	(7)	-	(27)	(49)
Profit / (Loss) from operations	355	449	-	80	-	(185)	699
Share of (loss) / profit of joint ventures and associates	(63)	-	157	-	-	(19)	75
Segment profit / (loss)	292	449	157	80	-	(204)	774

Operating assets	58,985	29,057	11,240	28,982	4,792	15,645	148,701
Operating liabilities	(48,115)	(23,021)	(11,272)	(23,228)	-	(28,609)	(134,245)
Operating assets (liabilities), net	10,870	6,036	(32)	5,754	4,792	(12,964)	14,456

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per segment information and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures from operations center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	September 30, 2016
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Discontinued operations	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	18,356	(9)	341	-	(1)	18,687
Costs	(12,924)	5	(348)	-	-	(13,267)
Gross profit / (loss)	5,432	(4)	(7)	-	(1)	5,420
Gain from disposal of investment property	19	-	-	-	-	19
General and administrative expenses	(936)	1	-	-	1	(934)
Selling expenses	(3,297)	1	-	-	-	(3,296)
Other operating results, net	(61)	(1)	-	-	-	(62)
Profit / (Loss) from operations	1,157	(3)	(7)	-	-	1,147
Share of profit / (loss) of joint ventures and associates	112	2	-	(157)	-	(43)
Net segment profit / (loss) before financing and taxation	1,269	(1)	(7)	(157)	-	1,104

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	September 30, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Discontinued operations	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	721	(7)	255	-	(1)	968
Costs	(180)	4	(259)	-	-	(435)
Gross profit / (loss)	541	(3)	(4)	-	(1)	533
Gain from disposal of investment property	390	-	-	-	-	390
General and administrative expenses	(132)	-	-	-	1	(131)
Selling expenses	(55)	-	-	-	-	(55)
Other operating results, net	(13)	-	-	-	-	(13)
Profit / (loss) from operations	731	(3)	(4)	-	-	724
Share of (loss) / profit of associates	(493)	2	-	-	-	(491)
Net segment profit / (loss) before financing and taxation	238	(1)	(4)	-	-	233

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between total segment assets and liabilities as per segment information of operations centers in Argentina and Israel and total assets as per the statement of financial position.

	September 30, 2016			September 30, 2015
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina
Total assets per segment based on segment information	5,054	148,701	153,755	6,294
Less:
Proportionate share in assets per segment of joint ventures (3)	(117)	-	(117)	(132)
Plus:
Investment in joint ventures (1)	187	-	187	171
Other non-reportable assets (2)	8,919	-	8,919	4,318
Total assets per segment as per statement of financial position	14,043	148,701	162,744	10,651

(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax asset, income tax and minimum presumed income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents, and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 890 and Ps. 384, as of September 30, 2016 and 2015, respectively.
(3)
Below is a detail of the proportionate share in assets by segment of joint ventures of the operations center in Argentina, included in the segment information:

	September 30, 2016	September 30, 2015
Investment properties	110	123
Property, plant and equipment	1	1
Trading properties	1	3
Goodwill	5	5
Total proportionate share in assets per segment of joint ventures	117	132

	September 30, 2016			September 30, 2015
	Operations Center in Argentina	Operations Center in Israel	Total	OperationsCenter in Argentina
Total liabilities per segment based on segment information	-	134,245	134,245	-
Plus/Less:
Other non-reportable liabilities	15,012	-	15,012	8,068
Total liabilities per segment as per statement of financial position	15,012	134,245	149,257	8,068

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	At September 30, 2016							Period ended September 30, 2016
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book Value of non- controlling interests	Revenues	Net (loss) income	Other comprehensive loss	Total comprehensive (loss) / income	Profit (Loss) attributable to non-controlling interest	Other comprehensive loss attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders

Elron (1)	49.68%	2,028	1,020	70	31	2,947	2,090	-	(67)	60	(7)	(45)	(38)	(52)	(108)	-	(160)	-
PBC (1)	23.55%	10,649	47,916	8,582	39,532	10,451	7,578	1,049	(235)	198	(37)	(49)	12	485	105	(56)	534	-
Cellcom (1)	58.23%	10,618	15,678	8,504	13,163	4,629	3,137	3,841	(26)	7	(19)	(11)	(9)	762	(384)	747	1,125	-
Shufersal (1)	4.71%	9,547	18,764	12,603	10,419	5,289	3,157	11,467	205	(11)	194	127	67	937	(384)	(399)	154	-

	At June 30, 2016							Period ended September 30, 2015
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book Value of non- controlling interests	Revenues	Net (loss) income	Other comprehensive loss	Total comprehensive (loss) / income	Profit (Loss) attributable to non-controlling interest	Other comprehensive loss attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron (1)	49.68%	2,145	922	82	31	2,954	2,522	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
PBC (1)	23.55%	10,435	47,546	9,925	37,567	10,489	8,419	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cellcom (1)	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shufersal (1)	47.05%	9,929	18,764	13,202	10,411	5,080	3,596	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
DFL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	(439)	(14)	(453)	(18)	-	-	-	-	-	-
PAMSA	N/A	N/A	N/A	N/A	N/A	N/A	N/A	97	35	-	35	7	-	56	(19)	(43)	(6)	-

N/A: Not applicable. Not considered a significant non-controlling interest.
(1)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

As mentioned in Note 7 to the annual financial statements as of June 30, 2016, Cellcom is in dispute with Golán Telecom. As of the date of these unaudited condensed interim financial statements there still has not been any resolution to this matter.

Analysis of the impact of the Concentration Law

As mentioned in Note 7 to the annual financial statements as of June 30, 2016, IDBD is analyzing the implications of the Concentration Law. As of the date of these unaudited condensed interim financial statements, IDBD continues on this analysis process.

Dolphin arbitration process

As mentioned in Note 3 to the annual financial statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the acquisition and control obtainment of IDBD. On September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to agree to pledge IDBD’s shares. However, Dolphin and ETH still have several claims that are subject to an arbitration proceeding, which as of the date of these condensed financial statements have yet to be decided upon. There is no certainty as to the final outcome of this proceeding. Should the arbitrator render a decision favorable to ETH, the value of our investment in IDBD may be impaired and would, therefore, have an adverse effect on our business, financial situation and results of operations. As of the date of these financial statements, the proceeding is pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures

Evolution of Group´s investments in joint ventures for the three-month period ended September 30, 2016 and for the fiscal year ended June 30, 2016 was as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	1,944	190
Decrease for control obtainment (Note 4)	(31)	-
Joint ventures incorporated by business combination (Note 4)	(4)	960
Capital contributions	4	77
Share in (loss) / profit	(24)	140
Currency translation adjustment	2	594
Cash dividends (i)	(11)	(17)
End of the period / year	1,880	1,944

(i)
During the period ended September 30, 2016, Ps. 11 corresponds to Manaman. During the fiscal year ended June 30, 2016, Ps. 7 corresponds to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures (Continued)

The table below lists the Group’s investments and the values of the Group's investments in joint ventures for the period ended September 30, 2016 and for the fiscal year ended June 30, 2016, as well as the participation of the Group in the comprehensive income of these companies for the three-month periods ended September 30, 2016 and 2015:

				Value of Group's interest in equity		Group's interest in comprehensive income (loss)		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	09.30.16	06.30.16	09.30.16	09.30.15	09.30.16	06.30.16	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Quality	Argentina	Real estate	76,814,342	69	69	(1)	(2)	50%	50%	154	(1)	137
Cyrsa	Argentina	Real estate	8,748,269	19	18	1	1	50%	50%	17	2	37
Puerto Retiro (1)	Argentina	Real estate	23,067,250	51	47	(1)	-	50%	50%	46	(1)	38
Mehadrin	Israel	Agriculture	1,509,889	946	985	(38)	-	45.41%	-	(*) 3	(*) 70	(*) 499
Other joint ventures	(2)		-	795	825	17	1	-	-	-	-	-
				1,880	1,944	(22)	-

(1)
Puerto Retiro owns a land reserve. As mentioned in Note 7 to the annual financial statements as of June 30, 2016, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. As of the date of these financial statements, there is no news in relation to the case.
(2)
Represent other joint venture business that are not significant individually.
(*)
Amounts in million of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Interests in associates

Changes in the Group’s investments in associates for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	13,454	2,620
Acquisition / Increase in equity interest in associates	124	158
Unrealized loss on investments at fair value	-	(564)
Decrease for control obtainment	-	(1,047)
Associates incorporated by business combination	-	8,308
Capital contributions	33	180
Share in (loss) profit	(19)	286
Currency translation adjustment	198	4,193
Cash dividends (ii)	(4)	(515)
Sale of equity interest in associates	-	(4)
Reclassification to held for sale (Note 30)	(11,293)	-
Hedging instruments	56	(93)
Defined benefit plans	(7)	(10)
Impairment	-	(58)
End of the period / year (i)	2,542	13,454

(i)
Includes Ps. (890) and Ps. (838) reflecting interests in companies with negative equity as of September 30, 2016 and June 30, 2016, respectively, which are disclosed in “Provisions” (see Note 18).
(ii)
During the period ended September 30, 2016 the balance corresponds to Emco. During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama and Ps. 10 to Emco.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Interests in associates

The table below lists the Group’s investments, values of interests and interest in comprehensive income of associates for the period ended September 30, 2016 and for the fiscal year ended June 30, 2016, as well as Group's interest in comprehensive income of these companies for the three-month periods ended September 30, 2016 and 2015; except otherwise indicated below:

				Value of Group's interest in equity		Group's interest in comprehensive income (loss)		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	09.30.16	06.30.16	09.30.16	09.30.15	09.30.16	06.30.16	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity

Tarshop	Argentina	Consumer financing	119,759,288	74	72	2	(2)	20%	20%	244	(141)	145
New Lipstick	U.S.A.	Real estate	N/A	(870)	(793)	(75)	(40)	49.73%	49.73%	N/A	(*) (8)	(*) (143)
BHSA	Argentina	Financial	448,689,072	1,649	1,609	39	69	29.91%	29.99%	1,500	129	5,363
BACS (1)	Argentina	Financial	7,812,500	45	21	11	1	12.5%	6.4%	63	27	356
IDBD	Israel	Investment	N/A	-	-	-	(590)	N/A	49.00%	-	-	-
Condor	U.S.A.	Hotel	1,261,723	(20)	(45)	25	33	25.53%	26.91%	(*) 49	(*) 9	(*) 34
Adama	Israel	Agrochemical	55,196,352	-	10,847	-	-	40.00%	N/A	(**) 138	(**) 319	(**) 6,155
PBEL	India	Real estate	450,000	669	864	(42)	-	45.40%	N/A	(**) 1	(**) (29)	(**) (523)
Other associates				995	879	219	3	-	-	-	-	-
				2,542	13,454	179	(526)

(1)
On August 24, 2016, the BCRA approved the sale of BACS’ shares, representing 6.125% which had been subscribed by Tyrus. As a result, as of September 30 the Group’s equity interest in BACS amounts to 12.5% while BHSA holds the remaining 87.5%.
(*)
Amount in million of US dollars.
(**)
Amount in million of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Interests in associates (Continued)

Adama

On July 17, 2016 DIC informed the market that it has accepted the offer by ChemChina who intends to acquire 40% of Adama’s shares currently held by Koor, indirectly controlled by IDBD through DIC. On August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction includes a payment in cash of US$ 230 million (equivalent to Ps. 3,498 at the exchange rate as of September 30, 2016) plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. This sale transaction is expected to be finalized during November of this year, subject to compliance with certain conditions, including obtaining approvals by the Chinese regulatory and antitrust authorities. Investment in ADAMA as well as the non-recourse loan have been reclassified as held for sale and the associated income has been reclassified under discontinued operations (see Notes 30 and 31).

10.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016				Fiscal year ended June 30, 2016
	Rental properties (ii)	Undeveloped parcels of land	Properties under development	Total	Total
Beginning of the period / year:
Costs	45,848	2,432	3,978	52,258	5,257
Accumulated depreciation	(2,378)	(8)	-	(2,386)	(1,767)
Residual value	43,470	2,424	3,978	49,872	3,490
Changes of the period / year
Assets incorporated by business combination	-	-	-	-	29,586
Additions	310	12	421	743	1,190
Transfers	1,109	(224)	(885)	-	-
Reclassification to / from property, plant and equipment	(4)	-	-	(4)	70
Reclassification to trading properties	-	-	(3)	(3)	(71)
Disposals	(22)	-	-	(22)	(267)
Currency translation adjustment	367	2	16	385	16,754
Impairment	-	-	-	-	(339)
Depreciation charges (i)	(259)	(4)	-	(263)	(541)
Closing residual value	44,971	2,210	3,527	50,708	49,872
End of the period / year:
Costs	47,608	2,222	3,527	53,357	52,258
Accumulated depreciation	(2,637)	(12)	-	(2,649)	(2,386)
Residual value	44,971	2,210	3,527	50,708	49,872

(i)
Depreciation charges of investment properties were included in “Costs” in the statement of income (Note 24).

(ii)
Includes Distrito Arcos; there have been no news on the judicial proceedings mentioned in the annual financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	September 30, 2016	September 30, 2015
Sales, rental and service income	1,946	856
Direct operating expenses	(877)	(349)
Development expenditures	(4)	(5)
Gain from disposal of investment property	19	390

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 was as follows:

	Period ended September 30, 2016					Fiscal year ended June 30, 2016
	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total	Total
Beginning of the period / year:
Costs	13,891	3,203	5,974	2,776	25,844	630
Accumulated depreciation	(612)	(390)	(564)	(223)	(1,789)	(387)
Residual value	13,279	2,813	5,410	2,553	24,055	243
Changes of the period / year
Assets incorporated by business combination	-	-	-	-	-	15,104
Additions	126	140	199	109	574	1,172
Disposals	-	(4)	(11)	(197)	(212)	-
Reclassification to assets held for sale (Note 30)	-	-	-	(12)	(12)	-
Impairment	-	-	-	-	-	(13)
Currency translation adjustment	-	-	(1)	23	22	8,784
Reclassification from / to investment properties	4	-	-	-	4	(70)
Depreciation charges (ii)	(132)	(138)	(261)	(106)	(637)	(1,165)
Closing residual value	13,277	2,811	5,336	2,370	23,794	24,055
End of the period / year:
Costs	14,026	3,345	6,173	2,715	26,259	25,844
Accumulated depreciation	(749)	(534)	(837)	(345)	(2,465)	(1,789)
Residual value	13,277	2,811	5,336	2,370	23,794	24,055

(i)
Includes furniture and fixtures, vehicles and aircrafts.
(ii)
Depreciation charges of property, plant and equipment were included in “Cost”, “General and administrative expenses” and "Selling expenses” in the statement of income (Note 24).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016				Fiscal year ended June 30, 2016
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	236	3,307	1,169	4,712	131
Additions	1	205	22	228	354
Assets incorporated by business combination	-	-	-	-	2,656
Currency translation adjustment	(7)	29	(8)	14	1,652
Transfers	-	213	(213)	-	-
Reclassification from investment properties	-	3	-	3	71
Disposals	(153)	(56)	-	(209)	(152)
End of the period / year	77	3,701	970	4,748	4,712

	September 30, 2016	June 30, 2016
Non-current	3,529	4,471
Current	1,219	241
Total	4,748	4,712

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016							Fiscal year ended June 30, 2016
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total	Total
Beginning of the period / year:
Costs	2,214	3,378	817	3,923	1,189	1,458	12,979	148
Accumulated amortization	-	(23)	(58)	(704)	(241)	(190)	(1,216)	(21)
Residual value	2,214	3,355	759	3,219	948	1,268	11,763	127
Changes of the period / year
Additions	-	-	-	-	87	-	87	134
Reclassification to assets held for sale (Note 30)	-	-	-	-	-	(4)	(4)	-
Assets incorporated by business combination (Note 4)	90	-	-	-	-	-	90	7,994
Currency translation adjustment	-	-	(5)	(8)	-	-	(13)	4,496
Amortization charges (i)	-	(11)	(31)	(288)	(97)	(82)	(509)	(988)
Closing residual value	2,304	3,344	723	2,923	938	1,182	11,414	11,763
End of the period / year:
Costs	2,304	3,379	813	3,927	1,280	1,458	13,161	12,979
Accumulated amortization	-	(35)	(90)	(1,004)	(342)	(276)	(1,747)	(1,216)
Residual value	2,304	3,344	723	2,923	938	1,182	11,414	11,763

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24). There are no impairment charges for any of the years / periods presented.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos Depreciation which began in January, 2015, upon delivery of the shopping center.
(iii)
Includes "Right to receive future units under barter agreements". Corresponds to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 14 to the annual financial statements as of June 30, 2016. Financial assets and financial liabilities as of September 30, 2016 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	13,840	-	-	1,938	15,778	1,721	17,499
Investments in financial assets:
- Public companies’ securities	-	1,374	-	614	1,988	-	1,988
- Private companies’ securities	-	-	-	1,195	1,195	-	1,195
- Deposits	1,440	16	-	-	1,456	-	1,456
- Mutual funds	-	2,854	-	-	2,854	-	2,854
- Bonds	129	4,087	-	-	4,216	-	4,216
- Others	-	128	-	183	311	-	311
Derivative financial instruments:
- Foreign-currency future contracts	-	-	19	-	19	-	19
- Swaps	-	8	-	-	8	-	8
- Others	-	-	3	-	3	-	3
Restricted assets	1,692	-	-	-	1,692	-	1,692
Assets held for sale	11,506	-	-	-	11,506	-	11,506
Financial assets held for sale:
- Clal	-	4,793	-	-	4,793	-	4,793
Cash and cash equivalents:
- Cash at bank and on hand	5,804	-	-	-	5,804	-	5,804
- Mutual funds	-	9,645	-	-	9,645	-	9,645
Total assets	34,411	22,905	22	3,930	61,268	1,721	62,989
	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2016
Liabilities as per statement of financial position
Trade and other payables	18,033	-	-	-	18,033	993	19,026
Borrowings (excluding finance leases)	105,807	-	-	-	105,807	-	105,807
Liabilities held for sale	11,369	-	-	-	11,369	-	11,369
Derivative financial instruments:
- Forwards	-	226	-	-	226	-	226
Total liabilities	135,209	226	-	-	135,435	993	136,428

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	14,649	-	-	1,931	16,580	443	17,023
Investments in financial assets:
- Public companies’ securities	-	1,369	-	499	1,868	-	1,868
- Private companies’ securities	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	12	-	-	1,184	-	1,184
- Mutual funds	-	2,775	-	-	2,775	-	2,775
- Bonds	121	4,365	-	-	4,486	-	4,486
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Swaps	-	12	-	-	12	-	12
- Others	-	-	15	-	15	-	15
Restricted assets	618	-	-	-	618	-	618
Financial assets held for sale
- Clal	-	4,602	-	-	4,602	-	4,602
Cash and cash equivalents:
- Cash at bank and on hand	6,214	-	-	-	6,214	-	6,214
- Mutual funds	-	7,652	-	-	7,652	-	7,652
Total assets	22,774	20,877	30	3,894	47,575	443	48,018
	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per statement of financial position
Trade and other payables	18,399	-	-	-	18,399	993	19,392
Borrowings (excluding finance leases)	101,928	-	-	10,999	112,927	-	112,927
Derivative financial instruments
- Forwards	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	16	3	-	19	-	19
Total liabilities	120,327	214	3	10,999	131,543	993	132,536

Clal
As mentioned in Note 16 to the annual financial statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. As of the balance sheet date, there was no further information on the subject. It should be noted that on September 30, 2016 the Group was obliged to sell the 10% interest in Clal. Clal filed an appeal with the Israel Concentration Committee asking that the significant company status be reviewed and Dolphin also filed an appeal with the Supreme Court of Israel. The Group cannot estimate the outcome of such appeals.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments as of September 30, 2016 and June 30, 2016:

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2016. See Note 14 to the Annual Financial Statements.

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Warrants of Condor	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer of shares in IDBD	Investments in financial assets - Private companies	Investments in financial assets - Others	Borrowings - Non-recourse loan	Trade and other receivables	Total
Total as of June 30, 2015	349	7	-	(501)	102	-	-	-	(43)
Additions and acquisitions	50	-	-	-	27	-	-	-	77
Transfer to level 3	-	-	1,529	-	-	-	(26)	-	1,503
Currency translation adjustment	-	-	82	(18)	291	52	(3,608)	706	(2,495)
Obtainment of control over IDBD	-	-	(1,047)	-	861	88	(7,336)	1,187	(6,247)
Write off	-	-	-	500	-	-	-	-	500
Gains / (losses) for the year	100	(7)	(564)	19	43	-	(29)	38	(400)
Balance at June 30, 2016	499	-	-	-	1,324	140	(10,999)	1,931	(7,105)
Additions and acquisitions	-	-	-	-	7	-	-	-	7
Currency translation adjustment	-	-	-	-	14	2	242	2	260
Reclassification to assets held for sale	-	-	-	-	-	-	11,272	-	11,272
Gains (losses) for the period	115	-	-	-	(150)	41	(515)	5	(504)
Balance at September 30, 2016	614	-	-	-	1,195	183	-	1,938	3,930

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Non-current
Sale, leases and services receivables	2,090	2,015
Less: allowance for doubtful accounts	(2)	(2)
Total non-current trade receivables	2,088	2,013
VAT receivables	41	29
Prepaid expenses	1,303	1,320
Borrowings, deposits and other debit balances	132	75
Others	36	4
Total non-current other receivables	1,512	1,428
Total non-current trade and other receivables	3,600	3,441

Current
Sale, leases and services receivables	11,269	11,073
Less: allowance for doubtful accounts	(179)	(171)
Total current trade receivables	11,090	10,902
Tax receivables	72	71
Prepaid expenses	625	617
Borrowings, deposits and other debit balances	1,226	1,243
Advances to suppliers	238	231
Others	467	345
Total current other receivables	2,628	2,507
Total current trade and other receivables	13,718	13,409
Total trade and other receivables	17,318	16,850

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	173	95
Additions (i)	63	111
Unused amounts reversed (i)	(14)	(41)
Currency translation adjustment	-	12
Used during the period / year	(41)	(4)
End of the period / year	181	173
(i)The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2016 and 2015:

	Note	September 30, 2016	September 30, 2015
Loss for the period		(782)	(316)
Adjustments for:
Income tax expense	20	54	112
Amortization and depreciation	24	1,409	54
Gain from disposal of investment property	10	(19)	(390)
Loss from disposal of property, plant and equipment		7	-
Dividends received	26	(24)	(4)
Share-based payments		25	6
Gain from derivative financial instruments	26	(30)	(115)
Changes in fair value of investments in financial assets and liabilities	26	(232)	263
Provisions and allowances		13	45
Share of profit (loss) of joint ventures and associates	8, 9 and 31	(114)	491
Financial results, net		2,136	294
Changes in operating assets and liabilities:			-
Decrease in inventories		478	-
Decrease in trading properties		63	1
Increase in trade and other receivables		(258)	(31)
Increase in trade and other payables		107	81
Decrease in salaries and social security liabilities		(59)	(49)
Decrease in provisions		(2)	(1)
Net cash generated by operating activities before income tax paid		2,772	441

The following tables show a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Increase in investments in joint ventures and associates through a decrease in trade and other receivables	12	-
Decrease in trade and other payables through a decrease in financial assets	13	-
Increase in investments properties through an increase in trade and other payables	85	-
Increase in restricted assets through an increase in borrowings	1,322	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Cash flow information (Continued)

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale

	September 30, 2016	September 30, 2015
Property, plant and equipment	12	-
Intangible assets	4	-
Investment in joint ventures and associates	11,454	-
Deferred income tax	(18)	-
Trade and other receivables	(56)	-
Income tax credits	(1)	-
Trade and other payables	(17)	-
Salaries and social security liabilities	(8)	-
Borrowings	(11,256)	-
Provisions	2	-
Income tax and minimum presumed income tax (“MPIT”) liabilities	2	-
Net amount of non-cash assets incorporated / held for sale	118	-
Cash and cash equivalents	5	-
Non-controlling interest	19	-
Goodwill not yet allocated	(90)	-
Net amount of assets incorporated / held for sale	52	-
Interest held before acquisition	31	-
Seller financed amount	17	-
Cash and cash equivalents incorporated / held for sale	(5)	-
Net outflow of cash and cash equivalents / assets and liabilities held for sale	95	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other payables
Group’s trade and other payables as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Non-current
Trade payables	1,064	525
Deferred income	81	65
Others	1,290	928
Total non-current trade and other payables	2,435	1,518

Current
Trade payables	10,742	11,070
Accrued invoices	1,660	450
Sale and rent payments received in advance	1,926	4,590
Total current trade payables	14,328	16,110
Dividends payable to non-controlling shareholders	74	426
Tax payables	230	284
Others	1,959	1,054
Total current other payables	2,263	1,764
Total current trade and other payables	16,591	17,874
Total trade and other payables	19,026	19,392

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Period ended September 30, 2016						Fiscal year ended June 30, 2016
	Legal claims (i)	Investments in joint ventures and associates (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions	Total	Total
Beginning of the period / year	689	838	114	296	427	2,364	426
Additions	56	35	-	4	41	136	389
Liabilities added as a result of business combination (Note 4)	2	-	-	-	-	2	969
Recovery	(34)	-	-	(75)	-	(109)	(46)
Used during the period / year	(2)	-	-	-	-	(2)	(143)
Contributions	-	-	-	-	-	-	(18)
Currency translation adjustment	1	17	-	(3)	13	28	787
End of period / year	712	890	114	222	481	2,419	2,364

	September 30, 2016	June 30, 2016
Non-current	1,336	1,325
Current	1,083	1,039
Total	2,419	2,364

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability.

IRSA

As mentioned in Note 20 to the annual financial statements, on February 23, 2016, a class action was filed against the Company, Cresud and some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Provisions (Continued)

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Company, some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the investment of the Company's subsidiary, IRSA, in IDBD.

Subsequently, Cresud and IRSA requested that the complaint be moved to the district of New York, which request was granted.

The Company holds that such allegations are meritless and intends to make a strong defense in both actions.

19.
Borrowings

The breakdown of the Group borrowings as of September 30, 2016 and June 30, 2016 was as follows:

	September 30, 2016	June 30, 2016
Non-current
NCN	74,630	67,235
Bank loans	5,859	6,384
Non-recourse loan	6,107	16,975
Other borrowings	113	86
Total non-current borrowings	86,709	90,680

Current
NCN	13,907	15,075
Bank loans	2,952	4,050
Bank overdrafts	187	1,236
Other borrowings	2,057	1,891
Total current borrowings	19,103	22,252
Total borrowings	105,812	112,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Borrowings (Continued)

Operations center in Argentina

● On September 1, 2016, NCN Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results are shown below:

●
NCN Class VII for a total amount of Ps. 384.2 million to be matured 36 months after the issuing date, which will accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

●
NCN Class VIII for a Nominal Value of US$ 184.5 million (equivalent to Ps. 2,771 million) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

Operations Center in Israel

● In July 2016, Shufersal repurchased NCN Series B for a Nominal Value of NIS 511 million (equivalent to Ps. 2,771 million) with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of the debt.

● On August 2, 2016, lDBD has issued a new series of debentures in the Israeli market in an amount of NIS 325 million (equivalent to Ps. 1,213 million) due in 2019, at a rate of IPC plus 4.25%. These debentures are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. The hearing was fixed for January 2017.

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Borrowings (Continued)

i.
IDBD will carry out a partial early redemption of the debentures for an approximately amount of NIS 239 million (equivalent to Ps. 3,659 million at the prevailing exchange rate on September 30, 2016) at nominal value (“the redeemed portion”) and a total of approximately NIS 244 million (equivalent to Ps. 3,736 million at the exchange rate prevailing on September 30, 2016) with respect to principal, interest and compensation for early redemption.
ii.
The deadline for early redemption calls of the debentures principal was October 25, 2016.
iii.
The early redemption represents 73.7% of the outstanding principal balance of the debentures.
iv.
The interest rate payable on the partial early redemption for the redeemed portion stood was approximately 1.8%.
v.
The interest rate payable as part of the early redemption, computed on the outstanding principal balance as of the early redemption date (NIS 325 million adjustable pursuant to CPI, equivalent to Ps. 4,976 million at the prevailing exchange rate on September 30, 2016) is approximately 1.3%.
vi.
In accordance with the CPI corresponding to September (released on October 14, 2016), compared to the base index released in June 2016, there are no increases applicable to the redeemed portion in the early redemption.
vii.
The principal outstanding balance of debentures after the early redemption shall total NIS 86 million (equivalent to Ps. 1,317 million at the prevailing exchange rate on September 30, 2016) at nominal value, which amount makes up 26.3% of the original principal amount of the debentures at issuance. IDBD will try to pledge Clal’s shares to secure the remaining principal balance of such debentures after carrying out the early redemption.
viii.
In accordance with the provisions of the trust indenture, the redeemed portion will be paid pro rata the nominal value of the outstanding notes.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 million (equivalent to Ps. 1,344 million). The bonds were placed at an internal rate of return of 5.70%.

● IDBD has certain restrictions and financial covenants in connection with its financial liabilities, included its debentures, loans from banks and financial institutions. It was agreed between IDBD and the relevant financial entities that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by March 2017. Such covenants are currently suspended until and including December 2016. If such arrangement is not reached, the previous financial covenants will re-apply with respect to the results for IDBD´s first quarter of 2017 and thereafter. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Borrowings (Continued)

The breakdown of the Group borrowings as of September 30, 2016 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
NCN	5,467	5,782	-	11,249	7,857	13,634	10,135	17,059	28,603	-	77,288	88,537
Bank loans and others	-	6	9	15	2,246	1,042	13	778	3,181	1,536	8,796	8,811
Non-recourse loan	-	-	-	-	-	(i) -	-	-	6,107	-	6,107	6,107
Bank overdrafts	5	24	49	78	-	-	-	-	-	109	109	187
Other borrowings	15	11	179	205	-	210	-	-	1,755	-	1,965	2,170
Total debt	5,487	5,823	237	11,547	10,103	14,886	10,148	17,837	39,646	1,645	94,265	105,812
(i)
The non-recourse loan related to the investment in Adama has been reclassified to held for sale (see Note 30).

The breakdown of the Group borrowings as of June 30, 2016 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
NCN	2,288	5,799	-	8,087	7,807	12,436	10,037	15,277	28,666	-	74,223	82,310
Bank loans	-	44	12	56	2,214	1,171	16	779	2,003	4,195	10,378	10,434
Non-recourse loan	-	-	-	-	-	10,999	-	-	5,976	-	16,975	16,975
Bank overdrafts	859	40	45	944	-	-	-	-	-	292	292	1,236
Other borrowings	15	10	118	143	-	-	-	-	1,834	-	1,834	1,977
Total debt	3,162	5,893	175	9,230	10,021	24,606	10,053	16,056	38,479	4,487	103,702	112,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers in Argentina and Israel is as follows:

Operations Center in Argentina
	Company	Secured / Unsecured	Series / Class	Currency	Rate	Payment date for capital	Interest rate %	Capital nominal value in million Issue currency	Book value September 30, 2016	Book value June 30, 2016
NCN	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 BP	407	410	409
IRSA CP		Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,372	5,390
IRSA		Unsecured	Class I	US$	Fixed	2017	8.50%	75	1,156	1,159
IRSA		Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450ps	11	11	11
IRSA		Unsecured	Class II	US$	Fixed	2020	11.50%	75	1,107	1,118
IRSA		Unsecured	Class VII	Ps.	Floating	2019	Badlar + 299pts	384	385	-
IRSA		Unsecured	Class VIII	US$	Fixed	2019	7.0%	184	2,808	-
Total NCN									11,249	8,087

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1	1
and other borrowings	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	15	14	14
IRSA CP		Secured	-	US$	Fixed	2020	3.2% to 14.3%	-	4	4
IRSA CP		Unsecured	-	Ps.	Fixed	2016	15.25%	1	1	1
IRSA CP		Unsecured	-	Ps.	Fixed	2017	26.50%	5	5	7
IRSA CP		Unsecured	-	Ps.	Fixed	2016	23%	-	-	36
IRSA CP		Unsecured	-	Ps.	Fixed / Floating	2016	Badlar / 8.50%	6	7	6
HASA		Unsecured	-	Ps.	Fixed	2016	15.25%	6	4	6
LLAO LLAO		Unsecured	-	Ps.	Fixed	2016	15.25%	1	1	1
NFSA		Unsecured	-	Ps.	Fixed	2016	24%	6	4	5
BNSA		Secured	-	Ps.	Floating		Libor	44	57	-
LIVECK		Secured	-	US$	Fixed	2017	-	2	36	34
LIVECK		Secured	-	US$	Fixed		3.50%	5	86	84
Total bank loans and others									220	199
Bank overdrafts									78	944
Total Operations Center in Argentina									11,547	9,230

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19. Borrowings (Continued)

		Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in million Issue currency	Book value September 30, 2016	Book value June 30, 2016
NCN	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	535	2,223	3,534
	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,337	4,490	3,164
	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	309	1,144	1,109

	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	-	-	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	2,719	9,766	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	31	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	93	389	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	873	3,448	1,927

	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	833	4,431	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	463	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	413	1,596	1,584
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	392	1,600	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	508	2,045	1,253

	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	891	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	599	2,894	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	672	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,060	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,235	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,512	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	1,207	4,795	3,114

	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	550	2,691	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,582	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	974	4,146	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	669	2,989	3,054
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	283	1,386	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	1,585	8,621	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	215	882	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,306	1,293
Total NCN										77,288	74,223

Bank loans	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	333	1,160	1,117
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	80	276	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	56	179	198
	IDBD	Secured (1)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	631	634

	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	-	136	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	-	350	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	-	284	311
	DIC	Unsecured	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	-	272	296

	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	3	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	2	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	2	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	2	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	3.25%	1	4	5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19. Borrowings (Continued)

	Operations Center in Israel
Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in million Issue currency	Book value September 30, 2016	Book value June 30, 2016
PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.97%	-	147	154
PBC	Unsecured	-	NIS	Floating	CPI	2020	2.65%	-	314	311
PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.07%	-	70	76
PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.70%	-	-	1,176
PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.55%	-	261	286
PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.73%	-	330	327
PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.95%	-	16	32
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.87%	-	398	409
PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.77%	-	313	323
PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.87%	-	210	219
PBC	Secured	-	NIS	Floating	CPI	2015 – 2022	1.86%	-	159	165
PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.26%	-	137	149
PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.80%	-	29	36
PBC	Secured	-	NIS	Floating	CPI	2022	1.88%	-	367	366
PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.26%	-	155	156
PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.57%	-	81	85
PBC	Secured	-	NIS	Floating	CPI	2020	2.14%	-	189	188
PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.16%	-	5	11

Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	-	4	8
Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	-	19	19
Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	-	16	16

IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate		5.66%	13	47	51
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	197	568	767

IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	227	882	869
Cellcom	Unsecured	-	NIS	Fixed	N/A	2016 - 2021	4.60%	200	778	778
Total bank loans									8,796	10,378
Bank overdrafts									109	292
Non-recourse loan									6,107	16,975
Other borrowings									1,965	1,834
Total Operations Center in Israel									94,265	103,702

(1)
Pertains to a loan with Menorah Group which was secured with a 4% of Clal’s shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Taxes

The details of the provision for the Group’s income tax, is as follows:

	September 30, 2016	September 30, 2015
Current income tax	(160)	(74)
Deferred income tax	106	(38)
Income tax	(54)	(112)

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Net loss at tax rate applicable to profits in the respective countries	(153)	(130)
Permanent differences:
Share of profit of joint ventures and associates	29	231
Unrecognized tax losses carryforwards	-	2
Non-taxable income	181	8
Others	(3)	1
Income tax	54	112
Minimum presumed income tax (“MPIT”)	-	-

The gross movement on the deferred income tax account is as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	(6,933)	2
Incorporated by business combination	-	(4,681)
Reclassification to liabilities held for sale	19	-
Use of tax loss carryforwards	-	(366)
Changes of non-controlling interest	-	(62)
Currency translation adjustment	(46)	(2,263)
Income tax expense and deferred income tax	106	437
End of period / year	(6,854)	(6,933)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Equity

Group’s other reserves for the years ended September 30, 2016 and 2015 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves of subsidiaries	Total Other reserves
Balance at July 1, 2016	(29)	94	67	520	84	(37)	(10)	37	726
Other comprehensive income (loss) for the period	-	-	-	-	195	26	(9)	-	212
Total comprehensive income (loss) for the period	-	-	-	-	195	26	(9)	-	212
Reserve for share-based compensation	-	-	3	-	-	-	-	-	3
Changes in non-controlling interest	-	(288)	-	-	-	-	-	-	(288)
Balance at September 30, 2016	(29)	(194)	70	520	279	(11)	(19)	37	653

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves of subsidiaries	Total Other reserves
Balance at July 1, 2015	(34)	(6)	64	-	306	-	-	-	330
Other comprehensive income for the period	-	-	-	-	35	-	-	-	35
Total comprehensive income for the period	-	-	-	-	35	-	-	-	35
Reserve for share-based compensation	4	-	(3)	-	-	-	-	-	1
Changes in non-controlling interest	-	(9)	-	-	-	-	-	-	(9)
Balance at September 30, 2015	(30)	(15)	61	-	341	-	-	-	357

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Revenue

	September 30, 2016	September 30, 2015
Revenue from supermarkets	11,535	-
Income from communications services	2,942	-
Rental and services income	1,946	856
Sale of communication equipment	959	-
Income from tourism services	900	-
Sale of trading properties and developments	221	1
Revenue from hotel operations	184	111
Total Group’s revenues	18,687	968

23.
Costs

	September 30, 2016	September 30, 2015
Costs of supermarkets	8,615	-
Costs of communication services	1,966	-
Rental and services’ costs	877	349
Costs of tourism services	815	-
Costs of sale of communication equipment	642	-
Costs of trading properties and developments	225	4
Costs from hotel services	127	82
Total costs	13,267	435

24.
Expenses by nature

The Group disclosed expenses in the statements of income by function, as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

	September 30, 2016	September 30, 2015
Cost of sale of goods and services	9,156	19
Salaries, social security costs and other personnel expenses	2,497	202
Depreciation and amortization	1,409	54
Fees and payments for services	962	40
Maintenance, security, cleaning, repair and others	571	118
Advertising and others selling expenses	434	62
Taxes, rates and contributions	229	61
Director´s fees	38	37
Leases and service charges	71	5
Allowance for doubtful accounts and other receivables, net	49	5
Other expenses	2,081	18
Total expenses by nature	17,497	621

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Expenses by nature (Continued)

For the period ended September 30, 2016:

	Group Costs
	Costs of supermarkets	Costs of communication services	Rental and services’ costs	Costs of sale of communication equipment	Costs of tourism services	Costs of trading properties and development	Costs from hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	8,267	11	-	642	-	220	16	9,156	-	-	9,156
Salaries, social security costs and other personnel expenses	299	228	155	-	60	-	70	812	368	1,317	2,497
Depreciation and amortization	49	440	269	-	41	-	3	802	122	485	1,409
Fees and payments for services	-	381	15	-	-	-	5	401	152	409	962
Maintenance, security, cleaning, repairs and others	-	-	306	-	60	3	23	392	14	165	571
Advertising and other selling expenses	-	-	75	-	-	-	-	75	-	359	434
Taxes, rates and contributions	-	-	49	-	-	1	-	50	4	175	229
Director´s fees	-	-	-	-	-	-	-		38		38
Leases and service charges	-	-	8	-	60	1	-	69	1	1	71
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	-	-		34	15	49
Other expenses	-	906	-	-	594	-	10	1,510	201	370	2,081
Total expenses by nature	8,615	1,966	877	642	815	225	127	13,267	934	3,296	17,497

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Expenses by nature (Continued)

For the period ended September 30, 2015:

		Group Costs
	Rental and services’ costs	Costs from hotel operations	Costs of trading properties and developments	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	-	18	1	19	-	-	19
Salaries, social security costs and other personnel expenses	110	49	-	159	34	9	202
Depreciation and amortization	49	3	-	52	2	-	54
Fees and payments for services	1	-	-	1	37	2	40
Maintenance, security, cleaning, repairs and others	98	10	2	110	8	-	118
Advertising and other selling expenses	53	2	-	55	-	7	62
Taxes, rates and contributions	27	-	1	28	3	30	61
Director´s fees	-	-	-	-	37	-	37
Leases and service charges	4	-	-	4	1	-	5
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	5	5
Other expenses	7	-	-	7	9	2	18
Total expenses by nature	349	82	4	435	131	55	621

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
Other operating results, net

	September 30, 2016	September 30, 2015
Donations	(11)	(5)
Judgments and other contingencies (1)	(4)	(3)
Others	(47)	(5)
Total other operating results, net	(62)	(13)
(1)
Includes legal costs and expenses.

26.
Financial results, net

	September 30, 2016	September 30, 2015
Finance income:
- Interest income	210	24
- Foreign exchange gains	53	18
- Dividends income	24	4
- Other finance income	101	-
Total finance income	388	46
Finance costs:
- Interest expense	(1,793)	(171)
- Foreign exchange losses	(202)	(141)
- Other financial costs	(129)	(23)
Total finance costs	(2,124)	(335)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss, net	232	(263)
- Gain on derivative financial instruments, net	30	115
Total other financial results	262	(148)
Total financial results, net	(1,474)	(437)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud	Reimbursement of expenses	-	-	-	-	-	(18)	-	-
	Corporate services	-	-	-	-	-	(78)	-	-
	NCN	-	342	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	5	-	-	-	-
	Long-term incentive plan	-	-	-	2	-	-	-	-
Total Parent Company		-	342	-	7	-	(96)	-	-
Associates
BHSA	Reimbursement of expenses	-	-	-	1	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(1)	(8)
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
Adama	Services	-	-	-	2	-	-	-	-
Manibil S.A.	Contributions to be paid	-	-	38	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
BACS	NCN	121	8	-	-	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(2)	-	-
Total Associates		121	8	38	10	-	(3)	(1)	(8)
Joint Ventures
Cyrsa	Borrowings	-	-	-	-	-	-	-	(14)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
Mehadrin	Commissions	-	-	-	-	-	(4)	-	-
NPSF	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7)
	Management fees	-	-	-	1	-	-	-	-
Quality	Management fees	-	-	-	2	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total Joint Ventures		-	-	-	8	-	(4)	-	(21)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial instruments non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the parent company
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	-	-	-	(4)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(4)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	7	-	(1)	-	-
LRSA	Leases and/or rights of use	-	-	-	29	-	-	-	-
	Fees	-	-	-	-	-	(1)	-	-
Avenida Compras S.A.	Advertising spaces	-	-	-	1	-	-	-	-
Avenida Inc.	Advertising spaces	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
IFISA	Borrowings	-	-	-	1,109	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Total other related parties		-	-	-	1,150	-	(3)	-	-
Directors and Senior Management
Directors	Advances	-	-	-	-	(1)	-	-	-
	Fees	-	-	-	-	-	(50)	-	-
	Guarantee deposits	-	-	-	-	(1)	-	-	-
Total Directors and Senior Management		-	-	-	-	(2)	(50)	-	-
Total		121	350	38	1,175	(2)	(160)	(1)	(29)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud	Reimbursement of expenses	-	-	-	-	-	(30)	-	-
	Corporate services	-	-	-	-	-	(67)	-	-
	NCN	-	329	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	3	-	-	-	-
Total Parent Company		-	329	-	7	-	(97)	-	-
Associates
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(2)	(10)
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
BACS	NCN	100	21	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Total Associates		100	21	-	9	-	(2)	(2)	(10)
Joint Ventures
Cyrsa	Borrowings	-	-	-	-	-	-	-	(14)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(6)
	Management fees	-	-	-	4	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total Joint Ventures		-	-	-	14	-	-	-	(20)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the parent company
Sociedad Anónima Carnes Pampeanas S.A.	Transfer of tax credits	-	-	-	-	-	(7)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(7)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	7	-	-	-	-
Avenida Compras S.A.	Advertising spaces	-	-	-	1	-	-	-	-
Avenida Inc.	Advertising spaces	-	-	-	1	-	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Other payables	-	-	-	-	-	(1)	-	-
OASA	Borrowings	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
IFISA	Borrowings	-	-	-	1,074	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Total other related parties		-	-	-	1,088	-	(2)	-	-
Directors and Senior Management
Directors	Advances	-	-	-	4	-	-	-	-
	Fees	-	-	-	-	-	(28)	-	-
Total Directors and Senior Management		-	-	-	4	-	(28)	-	-
Total		100	350	-	1,122	-	(136)	(2)	(30)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Related party transactions (Continued)

 The following is a summary of the transactions with related parties for the three-month period ended September 30, 2016:

Related party	Leases and/or rights of use	Management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	-	-	-	(44)	-	11	-	-
Total Parent Company	-	-	-	(44)	-	11	-	-
Associates
BHSA	1	-	-	-	-	(1)	-	-
BACS	2	-	-	-	-	8	-	-
Adama	-	-	-	34	-	-	-	-
Tarshop	4	-	-	-	-	-	-	-
Total Associates	7	-	-	34	-	7	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(1)	-	-
NPSF	(1)	1	-	-	-	-	-	-
Total Joint Ventures	(1)	1	-	-	-	(1)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(2)	-	-	-
LRSA	5	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(2)	-
IFISA	-	-	-	-	-	26	-	-
Condor	-	-	-	-	-	115	-	-
Total Other related parties	5	-	-	-	(2)	141	(2)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	-	(45)
Senior Management	-	-	-	-	-	-	-	(3)
Total Directors and Senior Management	-	-	-	-	-	-	-	(48)
Total	11	1	-	(10)	(2)	158	(2)	(48)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2015:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	1	-	(26)	-	5	-	-
Total Parent Company	1	-	(26)	-	5	-	-
Associates
BHSA	1	-	-	-	-	-	-
BACS	1	-	-	-	5	-	-
Tarshop	3	-	-	-	-	-	-
Total Associates	5	-	-	-	5	-	-
Joint Ventures
Cyrsa	-	-	-	-	(1)	-	-
NPSF	-	1	-	-	-	-	-
Total Joint Ventures	-	1	-	-	(1)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1)	-	-	-
Condor	-	-	-	-	(126)	-	-
Total Other related parties	-	-	-	(1)	(126)	-	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(37)
Senior Management	-	-	-	-	-	-	(2)
Total Directors and Senior Management	-	-	-	-	-	-	(39)
Total	6	1	(26)	(1)	(117)	-	(39)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 8 Interest in joint ventures and Note 9 Interest in associates
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties and Note 24 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 29 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 09.30.16	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	50	15.210	754	38	14.940	563
Euros	8	17.062	140	12	16.492	195
Uruguayan Pesos	-	-	-	2	0.489	1
Receivables with related parties:
US Dollar	45	15.310	686	41	15.040	624
Total trade and other receivables			1,580			1,383
Investments in financial assets
US Dollar	184	15.210	2,800	165	14.940	2,470
Pounds	1	19.718	13	1	19.763	10
Investments with related parties:
US Dollar	62	15.310	956	55	15.040	827
Total investments in financial assets			3,769			3,307
Cash and cash equivalents
US Dollar	155	15.210	2,351	84	14.940	1,248
Euros	2	17.062	36	4	16.492	60
Total Cash and cash equivalents			2,387			1,308
Total Assets as of 09.30.16			7,736			-
Total Assets as of 06.30.16			-			5,998

Liabilities
Trade and other payables
US Dollar	111	15.310	1,701	96	15.040	1,451
Euros	5	17.213	93	3	16.640	54
New Israel Shekel	-	-	-	2	3.892	7
Payables with related parties:
US Dollar	-	15.310	4	2	15.040	31
Total Trade and other payables			1,798			1,543
Borrowings
US Dollar	1,879	15.310	28,763	1,704	15.040	25,631
Euros	2	17.213	43	2	16.640	39
Total Borrowings			28,806			25,670
Total Liabilities as of 09.30.16			30,604			-
Total Liabilities as of 06.30.16			-			27,213

(1) Considering foreign currencies those that differ from each Group’s functional currency at each period / year-end.
(2) Exchange rate as of September 30, 2016 and June 30, 2016 according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (See Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Groups of assets and liabilities held for sale

IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd., but the terms and conditions of such sale have not yet been fully finalized. The assets and liabilities related to the Open Sky Ltd. transaction have been reclassified in the statement of financial position as of September 30, 2016 under the held for sale line.

In addition, the equity interest of the Group in Adama and the related non-recourse loan have been reported in the statement of financial position as of September 30, 2016 under the held for sale line, due to the sale intent of such associate company, as indicated in Note 9 to these unaudited financial statements.

Pursuant to IFRS 5, the assets and liabilities held for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the group of assets held for sale, no impairment has been recorded.

The following table shows the main assets and liabilities classified as held for sale:

Group of assets held for sale:

September 30, 2016
Property, plant and equipment	12
Intangible assets	4
Investments in associates	11,450
Trade and other receivables	28
Cash and cash equivalents	12
Total	11,506

Liabilities directly associated with the group of assets held for sale:

September 30, 2016
Trade and other payables	31
Salaries and social security liabilities	8
Deferred income tax liability	19
Borrowings	11,311
Total	11,369

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.
Results from discontinued operations

The share of profit of Adama and the financial costs associated to the non-recourse loan have been reclassified in the Statement of Income under discontinued operations.

September 30, 2016
Share of profit of joint ventures and associates	157
Profit from before financial results and income tax	157
Finance cost	(515)
Financial results, net	(515)
Loss before income tax	(358)
Loss from discontinued operations after tax	(358)

Attributable to:
Equity holders of the parent	(187)
Non-controlling interest	(171)

Loss per share from discontinued operations attributable to equity holders of the parent during the period:
Basic	(0.32)
Diluted	(0.32)

32.
Subsequent events

Issuance by PBC

In October 2016, PBC issued two series of non-convertible notes in an aggregate amount of NIS 501 million (equivalent to Ps. 2,044 million).

Dividends IRSA CP

The Shareholders’ Meeting of IRSA Propiedades Comerciales S.A., held on October 31, 2016, approved the distribution of a cash dividend in the amount of Ps. 460 million and the authority to effect payment of such dividends was delegated to the Board of Directors. On November 3, 2016, the Board made the dividend available to the shareholders as from November 17, 2016.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of September 30, 2016, and the unaudited condensed interim consolidated statements of income and comprehensive income for the three-month period ended September 30, 2016, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the three-month period ended September 30, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.
Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at September 30, 2016, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 56,240 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2016.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 326 F° 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2016 and for the three-month periods ended September 30, 2016 and 2015

  IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
ASSETS
Non-current Assets
Investment properties	6	459	457
Property, plant and equipment	7	3	3
Trading properties	8	72	70
Intangible assets	9	52	52
Investments in subsidiaries, associates and joint ventures	5	4,028	4,054
Deferred income tax assets	17	431	345
Income tax and minimum presumed income tax (“MPIT”) credit		108	108
Trade and other receivables	11	114	62
Investments in financial assets	12	121	100
Total Non-current Assets		5,388	5,251
Current Assets
Inventories		1	1
Trading properties	8	8	8
Trade and other receivables	11	90	101
Income tax and minimum presumed income tax (“MPIT”) credit		1	-
Investments in financial assets	12	10	24
Cash and cash equivalents	13	1,243	6
Total Current Assets		1,353	140
TOTAL ASSETS		6,741	5,391
SHAREHOLDERS’ EQUITY
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	16
Legal reserve		117	117
Special reserve		104	104
Other reserves		555	628
Accumulated deficit		(1,820)	(1,243)
TOTAL SHAREHOLDERS’ EQUITY		467	1,117
LIABILITIES
Non-Current Liabilities
Trade and other payables	14	581	571
Borrowings	16	4,264	1,224
Provisions	15	8	7
Total Non-Current Liabilities		4,853	1,802
Current Liabilities
Trade and other payables	14	130	196
Salaries and social security liabilities		2	1
Borrowings	16	1,260	2,247
Provisions	15	29	28
Total Current Liabilities		1,421	2,472
TOTAL LIABILITIES		6,274	4,274
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,741	5,391

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

1

   IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Operations
for the three-month periods beginning on July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Revenues	19	8	19
Costs	20	(6)	(8)
Gross Profit		2	11
Gain from disposal of investment properties	6	-	90
General and administrative expenses	21	(35)	(24)
Selling expenses	21	(5)	(6)
Other operating results, net	23	(4)	(4)
(Loss) / Profit from operations		(42)	67
Share of loss of subsidiaries, associates, and joint ventures	5	(400)	(203)
Loss before financial results and income tax		(442)	(136)
Finance income	24	33	140
Finance cost	24	(254)	(226)
Other financial results	24	-	(1)
Financial results, net	24	(221)	(87)
Loss before income tax		(663)	(223)
Income tax	17	86	(53)
Loss for the period		(577)	(276)

Loss per share for the period:
Basic		(1.003)	(0.48)
Diluted		(1.003)	(0.48)

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

2

   IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Comprehensive Operations
for the three-month periods beginning on July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.16	09.30.15
Loss for the period	(577)	(276)
Items that may be reclassified subsequently to profit or loss:
The Company’s interest in other earnings in relation with companies accounted for under the equity method	17	-
Currency translation adjustment of subsidiaries, associates, and joint ventures	195	35
Other comprehensive income for the period (i)	212	35
Total comprehensive loss for the period	(365)	(241)

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

3

   IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share Capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve (1)	Other reserves (Note 18)	Accumulated deficit	Total Shareholders’ equity
Balance at June 30, 2016	575	4	123	793	16	117	104	628	(1,243)	1,117
Loss for the period	-	-	-	-	-	-	-	-	(577)	(577)
Other comprehensive income for the period	-	-	-	-	-	-	-	212	-	212
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	212	(577)	(365)
Changes in non-controlling interest	-	-	-	-	-	-	-	(288)	-	(288)
Reserve for share-based compensation	-	-	-	-	-	-	-	3	-	3
Balance at September 30, 2016	575	4	123	793	16	117	104	555	(1,820)	467

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1)
Related to CNV General Resolution N° 609/12. See Note 18.

4

 IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve (1)	Other reserves (Note 18)	Retained earnings	Total Shareholders’ equity
Balance at July 1, 2015	574	5	123	793	7	117	4	336	515	2,474
Loss for the period	-	-	-	-	-	-	-	-	(276)	(276)
Other comprehensive income for the period	-	-	-	-	-	-	-	35	-	35
Total comprehensive income (loss) for the period	-	-	-	-	-	-	-	35	(276)	(241)
Changes in non-controlling interest	-	-	-	-	-	-	-	(7)	-	(7)
Constitution of special reserve GR 609/12	-	-	-	-	-	-	(4)	-	4	-
Share-based compensation	-	-	-	-	4	-	-	(3)	-	1
Reserve for share-based compensation	-	-	-	-	-	-	-	4	-	4
Balance at September 30, 2015	574	5	123	793	11	117	-	365	243	2,231

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1) Related to CNV General Resolution N° 609/12. See Note 18.

5

 IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Operating activities:
Cash (used in) / generated by the operations	13	(107)	108
Net cash (used in) / generated by operating activities		(107)	108
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(449)	(38)
Addition of investment properties	6	(2)	-
Proceeds from sale of investment properties		1	71
Additions of investments in financial assets		-	(194)
Proceeds from sale of investments in financial assets		1	223
Acquisition of subsidiaries, associates and joint ventures		-	(2)
Loans granted to subsidiaries, associates and joint ventures …		(21)	-
Net cash (used in) / generated by investing activities		(470)	60
Financing activities:
Bank overdrafts, net		(846)	265
Payment of non-convertible notes		(110)	(96)
Interest paid		(85)	(175)
Payment of borrowings from subsidiaries, associates and joint ventures		(279)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		-	2
Repurchase of non-convertible notes		-	(121)
Issuance of non-convertible notes		3,121	7
Payment of derivative financial instruments		-	(5)
Net cash generated by / (used in) financing activities		1,801	(123)
Net Increase in cash and cash equivalents		1,224	45
Cash and cash equivalents at the beginning of the year	10	6	3
Foreign exchange gain on cash and cash equivalents		13	-
Cash and cash equivalents at end of period		1,243	48

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel. As mentioned in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, on October 11, 2015 IRSA obtained control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2016.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE", as per its Spanish acronym) approved Technical Resolution N° 43, which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted for under the equity method in the separate financial statements, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014. Thus, valuation at cost or fair value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in separate financial statements, since the equity method was not a valuation option for such investments.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Company has adopted Technical Resolution N° 43 for this fiscal year ending on June 30, 2017. As a result, these unaudited condensed interim separate financial statements are the first to be prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

IFRS 1 mandatorily establishes that an entity must apply the requirements of IFRS 10 “Consolidated Financial Statements” for accounting of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounts for acquisitions and disposals of non-controlling interests that do not result in change of control as business combinations. The Company did not restate these acquisitions or disposals prior to transition date.

Furthermore, IFRS 1 also provides that, where a first time IFRS adopter entity decides to account for investments in subsidiaries under the equity method in accordance with IAS 28, the entity should apply the exemption for business combinations conducted before the transition date. This exemption involves applying IFRS 3 “Business Combinations” on a prospective basis to business combinations conducted after the transition date. Business combinations occurring prior to the transition date have not been restated.

The other compulsory and optional exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
Shareholders’ equity under Technical Resolution N° 26	2,474
Acquisition of non-controlling interest	6
Retained earnings recognition	(6)
Total shareholders’ equity under IFRS	2,474

Balance items as of June 30, 2016 and September 30, 2015 shown in these financial statements for comparative purposes have been modified in order to present the mentioned adjustments. The notes below include a reconciliation of shareholders’ equity of the Unaudited Condensed Interim Separate Financial Statements prepared in accordance with Technical Resolution N° 26 on the closing date of the comparative period and the statement of income and other comprehensive income for the three-month period ended September 30, 2015, and those presented in accordance with IFRS in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Unaudited Condensed Interim Separate Financial Statements of the Company for the three-month period ended September 30, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

2.2
Reconciliations of Technical Resolution N° 26 to IFRS

The notes below include a reconciliation of shareholders’ equity prepared in accordance with Technical Resolution N° 26 and those presented in accordance with IFRS as of June 30, 2016 and September 30, 2015 and the reconciliations of net income and cash flows for the year ended June 30, 2016 and for the three-month period ended September 30, 2015. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2017. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the annual financial statements prepared under IFRS for the first time are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2017, applicable standards are different.

The first reconciliation provides an overview of the impact on shareholders' equity for the period ended September 30, 2015 and June 30, 2016 (Note 2.2.1). The second reconciliation provides an overview of the impact on net income for the three-month period ended September 30, 2015 (Note 2.2.2). The mentioned reconciliations do not have impact on other comprehensive income nor the statements of cash flows.

2.2.1
Summary of equity

	06.30.16	09.30.15
Shareholders’ equity under Technical Resolution N° 26	1,115	2,230
Goodwill from the purchase of shares	2	1
Total shareholders’ equity under IFRS	1,117	2,231

2.2.2
Summary of profit / (loss)

09.30.15
Loss under Technical Resolution N° 26	(276)
Other operating results, net	-
Income tax	-
Loss under IFRS	(276)

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.3
Explanation of the transition to IFRS

Technical Resolution N° 26 – The Company accounts for investments in subsidiaries under the equity method including any adjustment in the consolidated financial statements, so that the equity and income corresponding to the majority interest resulting from consolidated financial statements filed together with separate financial statements are the same in both sets of financial statements.

IFRS - Investment in entities in which the Company exercises control, are accounted for under equity method.  Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits / (losses) and other comprehensive income of the subsidiary and decreased by dividends received from the subsidiary.

In accordance with IFRS 28, paragraph 27, the interest in the investee is computed based on the consolidated financial statements of such investee after any adjustment related to unification of accounting criteria, without regard to any interest that the investee may have in other entities. As a result, the company has recognized its direct interest related to investments in subsidiaries, associates and companies under joint control, based on the consolidated financial statements of such companies.
Below is an outline of the adjustments recorded as explained above in relation to transactions affecting the non-controlling interest reserve of its subsidiaries, associates and entities under joint control where the company holds a direct interest:
-
Acquisition of additional interests in controlled companies: the acquisition price in excess of the book value of the subsidiary is recorded as in increase in assets.
-
Sale of interest in controlling companies where control is not lost: the difference between the sale price charged for the shares and the book value is recorded in the statement of income.

The non-controlling interest reserve set up before July 1, 2015 has been reclassified under retained earnings.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.3.           Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the annual financial statements as of June 30, 2016, except for the changes generated by implementation of Technical Resolution N° 43, as described in Note 2.1.

2.4.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2016.

2.5. Comparative Information

Balance items as of September 30, 2015 and June 30, 2016 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with this period.

3.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the three-month period ended September 30, 2016 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.           Financial risk management and fair value estimates

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year, except for those financial risks incorporated by IDBD's business combination.

5.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus.

As indicated in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, the Company has an indirect participation in IDBD through Tyrus. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial liabilities and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

The main associates include BHSA and New Lipstick. The main joint ventures include Cyrsa, Puerto Retiro and Baicom.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Detailed below is the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2016 and for the year ended June 30, 2016:

Subsidiaries, Associates and Joint ventures

	September 30, 2016	June 30, 2016
Beginning of period / year	4,049	2,732
Capital contribution (i)	449	2,907
Merger – spin-off	-	(165)
Share of loss, net	(400)	(896)
Currency translation adjustment	195	(222)
Cash dividends (ii)	-	(286)
Reimbursement of expired dividends	-	10
Acquisition of non-controlling interest	(288)	(19)
Acquisition of non-controlling interest (Technical Resolution N° 43)	-	2
Other comprehensive income / (loss)	17	(47)
Other reserves	-	36
Disposal of subsidiaries, associates and joint ventures	-	(3)
End of the period / year (iii)	4,022	4,049

(i)
During the period capital contributions were made to Tyrus for Ps. 449. During the fiscal year ended as of June 30, 2016 capital contributions were made to Tyrus and Manibil for Ps. 2,897 and Ps. 10, respectively.
(ii)
During the year ended June 30, 2016 Palermo Invest S.A., Inversora Bolivar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 3, Ps. 3, Ps. 3, Ps. 6 and Ps. 271, respectively.
(iii)
Includes a balance of (Ps. 6) reflecting interests in companies with negative equity as of September 30, 2016 and (Ps. 5) as of June 30, 2016, corresponding to the equity interest in HASA, included in Provisions (Note 15).

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders´ Equity
IRSA CP	Common shares 1 vote	118,972,580	1,482	1,408	109.00	Real estate	Argentina	09.30.16	126	79	1,570	94.41%
	Higher value		383	387
	Intergroup transactions		(1,653)	(1,671)

BHSA (1)	Common shares 1 vote	75,000,000	271	264	5.65	Financial	Argentina	09.30.16	1,500	128	5,363	5.05%

BACS (1)	Common shares 1 vote	3,984,375	23	21	Not publicly traded	Financial	Argentina	09.30.16	63	27	356	6.38%

Cyrsa	Common shares 1 vote	8,748,270	19	18	Not publicly traded	Real estate	Argentina	09.30.16	18	2	37	50.00%

ECLSA	Common shares 1 vote	83,913,950	288	282	Not publicly traded	Investment	Argentina	09.30.16	80	6	298	96.74%
	Higher value		(1)	(2)

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer's information					Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders´ Equity
EFANUR	Common shares 1 vote	213,743,711	401	301	Not publicly traded	Investment	Uruguay	09.30.16	110	100	401	100.00%

HASA	Common shares 1 vote	15,366,840	(6)	(4)	Not publicly traded	Hotel	Argentina	09.30.16	19	(1)	(8)	80.00%
	Higher value

Inversora Bolívar S.A.	Common shares 1 vote	80,622,207	327	321	Not publicly traded	Investment	Argentina	09.30.16	84	6	344	95.13%
	Higher value		7	7

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	13	13	Not publicly traded	Hotel	Argentina	09.30.16	147	-	27	50.00%

Manibil	Common shares 1 vote	47,747,880	69	62	Not publicly traded	Real estate	Argentina	09.30.16	97	14	141	49.00%

NFSA	Common shares 1 vote	38,068,999	35	36	Not publicly traded	Hotel	Argentina	09.30.16	50	(2)	45	76.34%
	Lower value		(14)	(14)

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders´ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,988	284	278	Not publicly traded	Investment	Argentina	09.30.16	158	6	293	97.00%
	Intergroup transactions		(30)	(30)

Ritelco S.A.	Common shares 1 vote	181,016,717	487	449	Not publicly traded	Investment	Uruguay	09.30.16	94	9	487	100.00%
	Irrevocable contributions		-	27

Tyrus	Common shares 1 vote	4,000,000,000	1,188	(1,887)	Not publicly traded	Investment	Uruguay	09.30.16	5,423	(630)	1,646	100.00%
	Irrevocable contributions		449	3,783
Total investments in subsidiaries, associates and joint ventures as of 09.30.16			4,022	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.16			-	4,049

(1)
The balances correspond to the financial statements of BHSA and BACS prepared in accordance with the BCRA standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to IFRS have been considered.

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Investment properties

Changes in the Company’s investments properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016				Fiscal year ended June 30, 2016
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Beginning of the period / year:
Costs	258	164	48	470	447
Accumulated depreciation	(13)	-	-	(13)	(35)
Residual value	245	164	48	457	412
Changes of the period / year
Additions	-	-	2	2	5
Additions as a result of the merger	-	-	-	-	172
Reclassification to trading properties	-	-	-	-	(67)
Disposals	-	-	-	-	(63)
Depreciation (i)	-	-	-	-	(2)
Residual value at the period / year-end	245	164	50	459	457
End of the period / year:
Costs	258	164	50	472	470
Accumulated depreciation	(13)	-	-	(13)	(13)
Residual value	245	164	50	459	457

(i)
Depreciation charges of investment properties were included in “Costs” in the Statement of Income.

The following amounts have been recognized in the statement of income:

	September 30, 2016	September 30, 2015
Sales, rental and services income	8	19
Cost of rental and services	(3)	(6)
Cost of sales and developments	(3)	(2)
Gain from disposal of investment property	-	90

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016				Fiscal year ended June 30, 2016
	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Beginning of the period / year:
Costs	14	3	13	30	29
Accumulated depreciation	(12)	(3)	(12)	(27)	(26)
Residual value	2	-	1	3	3
Changes of the period / year
Additions	-	-	-	-	1
Depreciation (i)	-	-	-	-	(1)
Residual value at the period / year-end	2	-	1	3	3
End of the period / year:
Costs	14	3	13	30	30
Accumulated depreciation	(12)	(3)	(12)	(27)	(27)
Residual value	2	-	1	3	3

(i)
Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income.

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016			Fiscal year ended June 30, 2016
	Completed properties	Properties under development	Total	Total

Beginning of the period / year	3	75	78	11
Additions	-	2	2	-
Reclassification of investment properties	-	-	-	67
End of the period / year	3	77	80	78

	September 30, 2016	June 30, 2016
Net book amount
Non-current	72	70
Current	8	8
Total	80	78

9.           Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Period ended September 30, 2016			Fiscal year ended June 30, 2016
	Rights to receive future units from barter (i)	Others	Total	Total

Beginning of the period / year:
Costs	52	2	54	54
Accumulated depreciation	-	(2)	(2)	(2)
Residual value	52	-	52	52
Residual value at the period / year-end	52	-	52	52
End of the period / year:
Costs	52	2	54	54
Accumulated depreciation	-	(2)	(2)	(2)
Residual value	52	-	52	52

(i)
As of September 30, 2016 and June 30, 2016 receivables in kind representing the right to receive residential apartments in the future by way of barter agreements, are included for an amount of Ps. 52 (see Note 38 to the Annual Consolidated Financial Statements as of June 30, 2016).

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Financial instruments by category

Determination of fair values

See determination of fair value in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables show the financial assets and financial liabilities of the Company that are measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non- financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2016
Assets as per statements of financial position
Trade and other receivables (excluding allowance for doubtful accounts and other receivables) (Note 11)	152	-	-	-	152	56	208
Investments in financial assets (Note 12):
- Mutual funds	-	2	-	-	2	-	2
- NCN related parties	129	-	-	-	129	-	129
Cash and cash equivalents (Note 13):
- Cash at bank and on hand	1,243	-	-	-	1,243	-	1,243
Total	1,524	2	-	-	1,526	56	1,582

	Financial liabilities at amortized cost	Financial liabilities at amortized cost			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statements of financial position
Trade and other payables (Note 14)	96	-	-	-	96	615	711
Borrowings (Note 16)	5,524	-	-	-	5,524	-	5,524
Total	5,620	-	-	-	5,620	615	6,235

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Financial instruments by category (Continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non- financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statements of financial position
Trade and other receivables (excluding allowance for doubtful accounts and other receivables) (Note 11)	127	-	-	-	127	40	167
Investments in financial assets (Note 12):
- Mutual funds	-	2	-	-	2	-	2
- Government bonds	-	1	-	-	1	-	1
- NCN related parties	121	-	-	-	121	-	121
Cash and cash equivalents (Note 13):
- Cash at bank and on hand	6	-	-	-	6	-	6
Total	254	3	-	-	257	40	297

	Financial liabilities at amortized cost	Financial liabilities at amortized cost			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statements of financial position
Trade and other payables (Note 14)	101	-	-	-	101	666	767
Borrowings (Note 16)	3,471	-	-	-	3,471	-	3,471
Total	3,572	-	-	-	3,572	666	4,238

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.
Trade and other receivables

Company’s trade and other receivables, as of September 30, 2016 and June 30, 2016 are as follows:

	Note	September 30, 2016	June 30, 2016
Non-current
Leases and services receivables		9	8
Receivables from the sale of properties	25	27	29
Non-current trade receivables		36	37
Prepaid expenses		21	19
Loans granted		38	-
VAT receivables		19	6
Non-current other receivables		78	25
Total non-current trade and other receivables		114	62
Current
Sale, leases and services receivables	25	35	35
Less: Allowance for trade accounts receivables		(4)	(4)
Trade accounts receivables		31	31
Tax receivables		7	6
Prepaid expenses		3	4
Advance payments		5	4
Borrowings, deposits and other debit balances	25	41	53
Others	25	3	3
Current other receivables		59	70
Total current trade and other receivables		90	101
Total trade and other receivables		204	163

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.
Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	4	10
Charges for the period / year (Note 21)	-	6
Unused amounts reversed (Note 21)	(1)	(12)
Others	1	-
End of the period / year	4	4

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 21). Amounts charged to the allowance account are generally written off, when there is no expectation of recovery.

12.
Investments in financial instruments

Company’s investments in financial assets as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Non-current
Financial assets at amortized cost
NCN related parties (Note 25)	121	100
Total non-current investments in financial assets	121	100
Current
Financial assets at fair value
Mutual funds	2	2
Government bonds	-	1
Financial assets at amortized cost NCN related parties (Note 25)	8	21
Total current investments in financial assets	10	24
Total investments in financial assets	131	124

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Cash flow information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2016 and 2015:

	Note	September 30, 2016	September 30, 2015
Loss for the period		(577)	(276)
Adjustments for:
Income tax	17	(86)	53
Depreciation and amortization	21	-	1
Gain from disposal of investment properties	6	-	(90)
Share-based payments	22	1	1
Changes in fair value of investments in financial assets	24	-	(5)
Loss from derivative financial instruments	24	-	6
Financial results, net		221	81
Additions of trading properties	8	(2)
Provisions and allowances	21 and 23	2	2
Share of loss from subsidiaries, associates and joint ventures	5	400	203
(Increase) / Decrease in trade and other receivables		(1)	93
(Decrease) / Increase in trade and other payables		(64)	39
Decrease in provisions		(1)	-
Net cash (used in) / generated by operating activities		(107)	108

Additional information	09.30.16	09.30.15
Reserve for share-based payments	3	4
Cumulative translation adjustment	195	35
Acquisition of non-controlling interest	288	9
Acquisition of non-controlling interest Technical Resolution N° 43	-	(7)
Increase in borrowings through an increase in investments in financial assets	-	140
Decrease in borrowings from subsidiaries, associates and joint ventures through a decrease in borrowings granted to subsidiaries, associates and joint ventures	16	-

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Trade and other payables

Company’s trade and other payables as of September 30, 2016 and June 30, 2016 are as follows:

	Note	September 30, 2016	June 30, 2016
Non-current
Tax amnesty plan for payable taxes		2	2
Total non-current other payables		2	2
Customers advances		578	568
Tenant deposits		1	1
Total non-current trade payables		579	569
Total non-current trade and other payables		581	571

Current
Trade payables	25	72	66
Invoices to be received		22	34
Customers advances	25	2	5
Total current trade payables		96	105
Tax on shareholders’ personal assets		1	1
Long-term incentive plan	25	21	22
Other tax payables		12	68
Total current other payables		34	91
Total current trade and other payables		130	196
Total trade and other payables		711	767

15.
Provisions

The table below shows the movements in Company's provisions:

	Labor, legal and other claims	Investments in associates and joint ventures (i)	Total
At June 30, 2016	30	5	35
Additions	2	1	3
Decreases	(1)	-	(1)
At September 30, 2016	31	6	37

(i)
Corresponds to the equity interest in HASA with negative equity.

The breakdown of total current and non-current provisions is as follows:

	September 30, 2016	June 30, 2016
Non-current	8	7
Current	29	28
	37	35

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Borrowings

Company’s borrowings as of September 30, 2016 and June 30, 2016 are as follows:

						Book value
	Secured / unsecured	Currency	Fixed Rate / Floating	Effective interest rate %	Nominal value of share capital	September 30, 2016	June 30, 2016
Non-current
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	75	1,082	1,063
IRSA NCN due 2019	Unsecured	Ps.	Floating	Badlar + 299 points	384	380	-
IRSA NCN due 2019	Unsecured	US$	Fixed	7.00%	184	2,795	-
Non-current borrowings						4,257	1,063
Related parties (Note 25) (1)						7	161
Total non-current borrowings						4,264	1,224
Current
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	11	11
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	75	1,156	1,159
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	75	24	56
IRSA NCN due 2019	Unsecured	Ps.	Floating	Badlar + 299 points	384	6	-
IRSA NCN due 2019	Unsecured	US$	Fixed	7.00%	184	12	-
Bank overdrafts	Unsecured	Ps.	Floating	-	-	5	859
Borrowings current						1,214	2,085
Related parties (Note 25) (1)						46	162
Total current borrowings						1,260	2,247
Total borrowings						5,524	3,471

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.           Borrowings (Continued)

(1)
Related parties breakdown:

						Book value
	Secured / unsecured	Currency	Fixed Rate / Floating	Effective interest rate %	Nominal value of share capital	September 30, 2016	June 30, 2016
Non-current
Inversora Bolivar S.A.	Unsecured	Ps.	Floating	Badlar	6	7	6
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	-	-	30
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	-	-	125
Total non-current related parties borrowings						7	161
Current
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	13	14	14
Nuevas Fronteras ..S.A.	Unsecured	Ps.	Floating	Badlar	21	32	-
IRSA CP	Unsecured	US$	Fixed	Libor 12m + 200 points	-	-	66
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	-	-	9
Ritelco S.A.	Unsecured	US$	Floating	4%	-	-	73
Total current related parties borrowings						46	162
Total related parties borrowings						53	323

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Current and deferred income tax

The provision for the Company’s income tax are as follows:

	September 30, 2016	September 30, 2015
Current income tax	-	(9)
Deferred income tax	86	(44)
Income tax	86	(53)

The gross movement on the deferred income tax account is as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	345	283
Use of tax loss carryforwards	-	(318)
Income tax expense	86	380
End of period / year	431	345

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Net income at tax rate	(232)	(78)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	146	130
Non-deductible expenses and others	-	1
Income tax	(86)	53

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Equity

See Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

19.
Revenue

	September 30, 2016	September 30, 2015
Rental and scheduled rent escalation	6	15
Property management fee	1	1
Total income from rents and services	7	16
Expenses	1	3
Total revenue	8	19

20.
Costs

	September 30, 2016	September 30, 2015
Leases and services costs	3	6
Cost of sales and developments	3	2
Total cost of property operations	6	8
Total costs (Note 21)	6	8

21.
Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Expenses by nature (Continued)

For the period ended September 30, 2016:

	Costs
	Rental and services´ costs	Cost of sales and developments	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	-	20	3	23
Director´s fees	-	-	6	-	6
Fees and payments for services	-	-	5	-	5
Maintenance, security, cleaning, repairs and others	3	1	-	-	4
Taxes, rates and contributions	-	2	-	1	3
Advertising and other selling expenses	-	-	-	2	2
Traveling, transportation and stationery	-	-	2	-	2
Leases and service charges	-	-	1	-	1
Public services and others	-	-	1	-	1
Allowances for trade and other receivables (charge and recovery, net)	-	-	-	(1)	(1)
Total expenses by nature	3	3	35	5	46

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Expenses by nature (Continued)

For the period ended September 30, 2015:

	Costs
	Rental and services´ costs	Cost of sales and developments	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	2	-	11	2	15
Director´s fees	-	-	5	-	5
Fees and payments for services	-	-	3	-	3
Maintenance, security, cleaning, repairs and others	2	1	1	-	4
Taxes, rates and contributions	1	1	-	2	4
Advertising and other selling expenses	-	-	-	1	1
Traveling, transportation and stationery	-	-	1	-	1
Leases and service charges	-	-	1	-	1
Public services and others	-	-	1	-	1
Allowances for trade and other receivables (charge and recovery, net)	-	-	-	1	1
Others	-	-	1	-	1
Depreciation and amortization	1	-	-	-	1
Total expenses by nature	6	2	24	6	38

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Employee costs

	September 30, 2016	September 30, 2015
Salaries, bonuses and social security costs	18	12
Pension plans and defined contributions costs (i)	4	2
Other expenses and benefits	1	1
Total employee costs	23	15
(i)
Include a charge of Ps. 1 and Ps. 1 for the three-month periods ended September 30, 2016 and 2015, respectively, related to the Equity Incentive Plan.

23.
Other operating results, net

	September 30, 2016	September 30, 2015
Tax on shareholders’ personal assets	(1)	(1)
Donations	(2)	(2)
Judgements and other contingencies (1)	(2)	(1)
Others	1	-
Total other operating results, net	(4)	(4)

(1)
Includes legal costs and expenses

24.
Financial results, net

	September 30, 2016	September 30, 2015
Finance income:
- Interest income	9	56
- Foreign exchange gains	24	84
Total finance income	33	140
Finance costs:
- Interest expense	(145)	(116)
- Foreign exchange losses	(94)	(105)
- Other finance costs	(15)	(5)
Total finance costs	(254)	(226)
Other financial results:
- Fair value gain on financial assets	-	5
- Loss on derivative financial instruments, net	-	(6)
Total other financial results	-	(1)
Total financial results, net	(221)	(87)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2016:

Related party	Description of Transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Parent Company
CRESUD	Corporate services	-	-	-	-	(19)	-	-	-
	Leases							-	-
	Reimbursement of expenses							-	-
	Long-term incentive program							-	-
Total Parent Company		-	-	4	-	(22)	-	-	-
Subsidiaries
ECLSA	Other receivables	-	-	1	-	-	-	-	-
IRSA CP	Reimbursement of expenses	-	-	-	-	(11)	-	-	-
	Corporate services							-	-
	Long-term incentive program							-	-
	Sale of property							-	-
Palermo Invest S.A.	Dividends receivables	-	-	3	-	-	-	-	-
	Other receivables							-	-
	Borrowings							-	-
Inversora Bolívar S.A.	Borrowings	-	-	-	-	-	-	-	(7)
HASA	Hotel services	-	-	-	-	(3)	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-	-
Manibil S.A.	Borrowings	-	-	-	38	-	-	-	-
NFSA	Management fees	-	-	4	-	-	-	-	-
	Borrowings							(31)	-
Total Subsidiaries		-	-	14	38	(61)	(377)	(31)	(7)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Related party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Investments in financial assets non-current	Trade and other receivables current	Trade and other receivables non-current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries IRSA CP
Fibesa S.A.	Long-term incentive program	-	-	12	-	-	-	-	-
PAMSA	Long-term incentive program	-	-	1	-	-	-	-	-
Total Subsidiaries IRSA CP		-	-	13	-	-	-	-	-
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	-	1	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	4	-	-	-	-	-
Total Subsidiaries TYRUS		-	-	5	-	-	-	-	-
Associates
BHSA	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
BACS	NCN	8	121	-	-	-	-	-	-
Total Associates		8	121	-	-	(1)	-	-	-
Joint Ventures
CYRSA	Other receivables	-	-	3	-	-	-	-	-
	Borrowing						-	(15)	-
NPSF	Long-term incentive program	-	-	1	-	-	-	-	-
Total Joint Ventures		-	-	4	-	-	-	(15)	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	4	-	-	-	-	-
Total Other related parties		-	-	4	-	-	-	-	-
Directors and Senior Management
Directors	Guarantee deposits	-	-	-	-	(1)	-	-	-
Total Directors and Senior Management		-	-	-	-	(1)	-	-	-
Total		8	121	44	38	(85)	(377)	(46)	(7)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of Transaction	Investments in financial instruments current	Investments in financial instruments non-current	Trade and other receivables current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Parent Company
CRESUD	Corporate services	-	-	-	(23)	-	-	-
	Reimbursement of expenses						-	-
	Long-term incentive program						-	-
	Leases	-	-	3	-	-	-	-
Total Parent Company		-	-	4	(28)	-	-	-
Subsidiaries
IRSA CP	Reimbursement of expenses	-	-	-	(9)	-	-	-
	Corporate services	-	-	-	(20)		-	-
	Long-term incentive program	-	-	-	(22)		-	-
	Sale of properties	-	-	-	-		-	-
	Leases	-	-	-	(1)		-	-
	Borrowings	-	-	-	-		(66)	-
	Other Liabilities	-	-	-	(2)		-	-
ECLSA	Other receivables	-	-	1	-	-	-	-
Palermo Invest S.A.	Dividends receivables	-	-	3	-	-	-	-
	Other receivables	-	-	1	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	(82)	(125)

Related party	Description of Transaction	Investments in financial instruments current	Investments in financial instruments non-current	Trade and other receivables current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries
Inversora Bolívar S.A.	Borrowings	-	-	-	-	-	-	(6)
HASA	Hotel services	-	-	-	(3)	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	2	-	-	-	-
NFSA	Management fees	-	-	3	-	-	-	-
	Borrowings							(30)
Total Subsidiaries		-	-	14	(57)	(377)	(148)	(161)
Subsidiaries IRSA CP
Fibesa S.A.	Long-term incentive program	-	-	11	-	-	-	-
PAMSA	Long-term incentive program	-	-	1	-	-	-	-
Total subsidiaries IRSA CP		-	-	12	-	-	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Related party transactions (Continued)

Related party	Description of Transaction	Investments in financial instruments current	Investments in financial instruments non-current	Trade and other receivables current	Trade and other payables current	Trade and other payables non-current	Borrowings current	Borrowings non-current
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	-	1	-	-	-	-
Real Estate Strategies Group LP	Reimbursement of expenses	-	-	4	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	4	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	-	3	-	-	-	-
Total Subsidiaries TYRUS		-	-	12	-	-	-	-
Associates
BHSA	Reimbursement of expenses	-	-	-	(1)	-	-	-
BACS	NCN	21	100	-	-	-	-	-
Total Associates		21	100	-	(1)	-	-	-
Joint Ventures
CYRSA	Other receivables	-	-	3	-	-	-	-
	Borrowings						(14)	-
Total Joint Ventures		-	-	3	-	-	(14)	-
Joint Ventures IRSA CP
NPSF	Long-term incentive program	-	-	1	-	-	-	-
Quality	Reimbursement of expenses	-	-	1	-	-	-	-
Total Joint Ventures IRSA CP		-	-	2	-	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-		4	-	-	-	-
Total Other related parties		-	-	4	-	-	-	-
Directors and Senior Management
Directors	Advances	-	-	4	-	-	-	-
Total Directors and Senior Management		-	-	4	-	-	-	-
Total		21	100	55	(86)	(377)	(162)	(161)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2016:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations
Parent Company
CRESUD	-	-	(12)	-	-
Total Parent Company	-	-	(12)	-	-
Subsidiaries
IRSA CP	(1)	-	(7)	(3)	-
Ritelco S.A.	-	-	-	(1)	-
NFSA	-	1	-	(1)	-
Total Subsidiaries	(1)	1	(7)	(5)	-
Associates
BACS	-	-	-	8	-
Total Associates	-	-	-	8	-
Joint Ventures
CYRSA	-	-	-	(1)	-
Total Joint Ventures	-	-	-	(1)	-
Other related parties
Estudio Zang, Bergel & Viñes	-	(1)	-	-	-
Fundación IRSA	-	-	-	-	(1)
Total Other related parties	-	(1)	-	-	(1)
Directors and Senior Management
Senior Management	-	(1)	-	-	-
Directors	-	(6)	-	-	-
Total Directors and Senior Management	-	(7)	-	-	-
Total	(1)	(7)	(19)	2	(1)

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2015:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations
Parent Company
CRESUD	-	-	(7)	(1)
Total Parent Company	-	-	(7)	(1)
Subsidiaries
IRSA CP	(1)	-	(5)	131
Ritelco S.A.	-	-	-	(5)
NFSA	-	-	-	(1)
Total Subsidiaries	(1)	-	(5)	125
Associates
BACS	-	-	-	5
Total Associates	-	-	-	5
Joint Ventures
CYRSA	-	-	-	(1)
Total Joint Ventures	-	-	-	(1)
Senior Management	-	(1)	-	-
Directors	-	(5)	-	-
Total Directors and Senior Management	-	(6)	-	-
Total	(1)	(6)	(12)	128

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 5 Information about principal subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 10 Financial instruments by category
Exhibit E - Provisions	Note 11 Trading and other receivables and Note 15 Provisions
Exhibit F - Cost of sales and services provided	Note 8 Trading properties and Note 21 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.16	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	3.35	15.21	51	3.70	14.600	55
Receivables with related parties:
US Dollar	3.27	15.31	50	1.161	14.700	16
Total Trade and other receivables			101			71
Investments in financial assets
US Dollar			2	0.2	14.600	3
Total Investments in financial assets			2			3
Cash and cash equivalents
US Dollar	81.53	15.21	1,240	0.34	14.600	5
Euros	0.0586	17.06	1	0.06	16.6075	1
Total Cash and cash equivalents			1,241			6
Total Assets as of 09.30.16			1,344			-
Total Assets as of 06.30.16						80
Liabilities
Trade and other payables
US Dollar	2.48	15.31	38	2	14.700	31
Payables with related parties:
US Dollar	0.5225	15.31	8	0.48	14.700	7
Israeli Shekel	-	-	-	0.46	3.8921	2
Total Trade and other payables			46			40
Borrowings
US Dollar	333.18	15.31	5,101	155	14.700	2,279
Borrowings with related parties:
US Dollar	-	-	-	18.57	14.700	273
Total Borrowings			5,101			2,552
Total Liabilities as of 09.30.16			5,147			-
Total Liabilities as of 06.30.16						2,592

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of September 30, 2016 and June 30, 2016 according to Banco Nación Argentina records.

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

29.
Negative working capital

As of September 30, 2016, the Company has recorded negative working capital of Ps. 68, which is permanently under consideration of the Board of Directors and Management.

30.
Accumulated losses

The Company’s losses accumulated as of September 30, 2016 absorb more than 50% of the capital stock; as a result, the provisions of section 206 of Law N° 19,550 would apply to the Company.

The Board of Directors of the Company is currently analyzing alternatives to address this situation and present them to the Shareholders.

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.
Subsequent events

See other subsequent events in Note 32 to Unaudited Condensed Interim Consolidated Financial Statements.

Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2016

· On October 31, 2016, the Company’s Annual Shareholders’ Meeting for the fiscal year ended June 30, 2016 appointed two new proxies for The Bank of New Mellon, ANSES FGS and Cresud SACIFyA to approve and sign the minutes of Shareholders’ Meeting. The Meeting approved the appropriation of loss for the fiscal year ended June 30, 2016 in the amount of Ps. 1,254, which is to be partially absorbed by the special reserve that was set up in an amount of Ps. 3 to record initial adjustments related to the adoption of IFRS. The remaining balance, that is a loss of Ps. 1,251, was charged to Retained Earnings. The Meeting also approved the performance of the Board of Directors, the appointment of new permanent and alternate members to the Statutory Audit Committee, and resolved to pay fees in the amount of Ps. 0.6. It further approved: the appointment of an independent accountant for the coming fiscal year and its remuneration, an update run of the report on shared services agreement, the amount of personal asset tax payable, the extension of the Global Program of simple, non-convertible notes, both secured and unsecured, or guaranteed by third parties by a maximum outstanding amount of up to US$ 300 million, as well as the indemnities granted to members of the Board, Statutory Auditors and Managers that perform or have performed services for the Company under D&O policies; it also resolved to approve the modification of section 24 of the Company’s bylaws to allow for Shareholders’ Meetings without physical gathering.

42

 IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
 Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.
Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		09.30.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivable	Trade and other receivables	35	2	1	27	3	4	19	74	16	16	7	204
	Total	35	2	1	27	3	4	19	74	16	16	7	204
Liabilities	Trade and other payables	44	-	-	85	-	-	1	2	578	-	1	711
	Borrowings	-	-	-	23	1,207	30	-	-	3,209	1,050	5	5,524
	Salaries and social security liabilities	-	1	-	1	-	-	-	-	-	-	-	2
	Provisions	-	29	8	-	-	-	-	-	-	-	-	37
	Total	44	30	8	109	1,207	30	1	2	3,787	1,050	6	6,274

43

 IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivable	Trade and other receivables	54	36	90	49	65	114	103	101	204
	Total	54	36	90	49	65	114	103	101	204
Liabilities	Trade and other payables	105	25	130	560	21	581	665	46	711
	Borrowings	67	1,193	1,260	356	3,908	4,264	423	5,101	5,524
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	29	-	29	8	-	8	37	-	37
	Total	203	1,218	1,421	924	3,929	4,853	1,127	5,147	6,274

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2016 there are no receivables and liabilities subject to adjustment clause.

44

 IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivable	Trade and other receivables	17	4	69	90	66	-	48	114	83	4	117	204
	Total	17	4	69	90	66	-	48	114	83	4	117	204
Liabilities	Trade and other payables	1	-	129	130	2	-	579	581	3	-	708	711
	Borrowings	1,192	68	-	1,260	3,877	387	-	4,264	5,069	455	-	5,524
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	29	29	-	-	8	8	-	-	37	37
	Total	1,193	68	160	1,421	3,879	387	587	4,853	5,072	455	747	6,274

45

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.
Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	94.41%
ECLSA	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 25 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to directors.

See Note 25 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

46

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of Law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	8	All operational risk with additional coverage and minor risks
Maipú 1300	2	5	All operational risk with additional coverage and minor risks
Libertador 498	3	4	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	171	All operational risk with additional coverage and minor risks
Casona Abril	4	3	All operational risk with additional coverage and minor risks
Catalinas Norte plot of land	2	115	All operational risk with additional coverage and minor risks
Subtotal	13	306
Single policy	15,000	-	Third party liability

(1)
The insured amounts are in US dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N°. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires November 11, 2016.

48

  Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of September 30, 2016, and the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2016 the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

  Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 5 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

  Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2016, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 56,240 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

I. Brief comment on the Company’s activities during the period, including references to material events occurred after the end of the period.

Buenos Aires, November 11, 2016 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for three-month period of fiscal year 2017 ended September 30, 2016.

Consolidated Results

In ARS Million	IQ 17	IQ 16	YoY Var
Revenues	18,687	968	1,830.5%
Operating income	1,147	724	58.4%
Depreciation and amortization	1,409	54	2,509.3%
EBITDA	2,556	778	228.5%
Net Loss	-782	-316	147.5%
Attributable to controlling company’s shareholders	-577	-276	109.1%
Attributable to non-controlling interest	-205	-40	412.5%

The Company’s consolidated results reflect in all lines the material accounting impact of the consolidation of the Israeli holding company IDB Development Corporation (“IDBD”). Operating income and EBITDA for the 3-month period of 2017 increased 58.4% and 228.5%, respectively, as compared to the same period of 2016. In turn, the Company recorded a net loss of ARS 782 million for the 3-month period of 2017, compared to a net loss of ARS 316 million for the same period of 2016.

Operations Center in Argentina

II. Shopping Centers (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first three months of fiscal year 2017, our tenants’ sales reached ARS 7,971.2 million, 21.0% higher than in the same period of 2016. Our portfolio’s leasable area totaled 335,032 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.4%, reflecting the quality of our portfolio.

Shopping Centers’ Financial Indicators
(in ARS million)

	IQ 17	IQ 16	YoY Var
Revenues	682	532	28.2%
Operating income	469	379	24.1%
Depreciation and amortization	43	42	2.4%
EBITDA	512	421	21.6%

Shopping Centers’ Operating Indicators
(in ARS million, except as indicated)

	IQ 17	IVQ 16	IIIQ 16	IIQ 16	IQ 16
Total leaseable area (sqm)	335,032	333,155	334,079	333,719	334,056
Tenants’ sales (3 month cumulative)	7,971.2	7,910.9	6,132.2	8,272.8	6,589.0
Occupancy	98.4%	98.4%	98.6%	99.0%	98.9%

Revenues from this segment grew 28.0% during this three-month period, whereas EBITDA reached ARS 512 million (+ 21.9% compared to the same period of 2016). The EBITDA margin, excluding income from expenses and collective promotion fund, was 75.0%, 3.8 pp below the figure recorded in the previous fiscal year.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS million) (3)
Alto Palermo	Nov-97	18,983	143	100.0%	99.5%	206
Abasto Shopping(4)	Jul-94	36,744	171	100.0%	100.0%	241
Alto Avellaneda	Nov-97	36,360	135	100.0%	100.0%	125
Alcorta Shopping	Jun-97	15,810	111	100.0%	90.0%	119
Patio Bullrich	Oct-98	11,711	83	100.0%	99.6%	107
Buenos Aires Design	Nov-97	13,857	62	53.7%	95.8%	6
Dot Baires Shopping	May-09	49,736	151	80.0%	99.8%	364
Soleil	Jul-10	13,991	78	100.0%	100.0%	91
Distrito Arcos	Dec-14	12,256	63	90.0%	97.7%	275
Alto Noa Shopping	Mar-95	19,040	89	100.0%	100.0%	35
Alto Rosario Shopping(5)	Nov-04	29,213	144	100.0%	100.0%	128
Mendoza Plaza Shopping	Dec-94	41,975	140	100.0%	94.9%	91
Córdoba Shopping	Dec-06	15,582	109	100.0%	99.8%	51
La Ribera Shopping(6)	Aug-11	9,885	63	50.0%	96.9%	24
Alto Comahue	Mar-15	9,890	104	99.6%	97.2%	316
Patio Olmos(7)						25
Total		335,032	1,646		98.4%	2,204

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 square meters).
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Córdoba, operated by a third party.

Cumulative tenants’ sales as of September 30
 (per Shopping Center: for the quarter of each fiscal year, in ARS million)

Shopping Center	IQ 17	IQ 16	YoY Var
Alto Palermo	973.5	760.2	28.1%
Abasto Shopping	1,098.0	953.7	15.1%
Alto Avellaneda	1,014.1	875.1	15.9%
Alcorta Shopping	481.9	412.2	16.9%
Patio Bullrich	278.5	246.5	13.0%
Buenos Aires Design	130.4	102.7	27.0%
Dot Baires Shopping	842.8	717.2	17.5%
Soleil	400.2	292.1	37.0%
Distrito Arcos	319.6	213.4	49.8%
Alto Noa Shopping	372.3	312.7	19.0%
Alto Rosario Shopping	742.6	593.2	25.2%
Mendoza Plaza Shopping	650.7	574.5	13.3%
Córdoba Shopping	269.6	220.4	22.3%
La Ribera Shopping(1)	180.8	152.9	18.2%
Alto Comahue	216.2	162.2	33.3%
Total	7,971.2	6,589.0	21.0%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of September 30
(per Type of Business: for the quarter of each fiscal year, in ARS million)

Type of Business	IQ 17	IQ 16	YoY Var
Anchor Store	417.5	366.9	13.8%
Clothes and Footwear	4,130.3	3,318.0	24.5%
Entertainment	349.2	290.1	20.4%
Home	219.5	189.6	15.8%
Restaurant	900.4	665.0	35.4%
Miscellaneous	910.1	736.0	23.7%
Services	54.8	88.6	-38.2%
Electronic appliances	989.4	934.8	5.8%
Total	7,971.2	6,589.0	21.0%

Revenues from cumulative leases as of September 30
(Breakdown per quarter of each fiscal year, in ARS million)

	IQ 17	IQ 16	YoY ar
Base Rent (1)	373.7	272.7	37.0%
Percentage Rent	150.3	141.0	6.6%
Total Rent	525.1	413.7	26.9%
Admission rights	61.9	45.1	37.3%
Fees	10.7	7.2	48.5%
Parking	46.1	36.9	24.8%
Commissions	21.3	15.7	35.0%
Revenues from non-traditional advertising	16.1	12.5	28.5%
Others	2.2	1.6	33.5%
Net Revenues from Expenses and Collective Promotion Fund	682.2	532.8	28.0%
Expenses and Collective Promotion Fund	313.9	251.9	24.6%
Total (2)	996.1	784.7	26.9%
(1) Includes Revenues from stands for ARS 43.2 million
(2) Does not include Patio Olmos.

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues its upward trend, with sale prices in the whereabouts of USD 5,000 per square meter, 25% higher than at the closing of 2015, while rental prices increased slightly as compared to the previous year, averaging USD 30 per square meter for the A+ segment. The vacancy rate stood at 6%, significantly below the figures recorded at the closing of 2015.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next decade. Rental prices have remained at USD 24.5 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

In ARS Million	IQ 17	IQ 16	YoY Var
Revenues	101	75	34.7%
Operating Income	63	44	43.2%
Depreciation and amortization	7	10	-30.0%
EBITDA	70	54	29.6%

Revenues from the Offices segment increased by 34.7% in the three-month period of fiscal year 2017 due to higher rental prices in ARS/sqm, as lease agreements are denominated in U.S. dollars. In addition, the portfolio’s occupancy reached 100%. The portfolio’s rental prices in USD/sqm were slightly lower, at USD 25.5 per sqm due to the occupancy of 2 floors at the Suipacha building, whose rental prices are lower than the portfolio’s average. The segment’s EBITDA grew by 29.6% during the period under review, reaching ARS 70 million.

	IQ 17	IVQ 16	IIIQ 16	IIQ 16	IQ 16
Gross leaseable area	81,020	81,020	81,020	81,918	94,862
Occupancy	100.0%	98.7%	93.3%	94.2%	96.9%
Rent (ARS/sqm)	389	390	384	338	243
Rent (USD/sqm)	25.5	26.1	26.3	26.0	25.9

The portfolio’s rental prices rose, reaching USD 25.5 per square meter.

Below is information on our offices and other rental properties’ segment as of September 30, 2016.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3) (ARS million)
Offices
Edificio República (4)	04/28/08	19,885	100%	100%	188
Torre Bankboston (4)	08/27/07	14,873	100%	100%	135
Bouchard 551	03/15//07	-	-	100%	7
Intercontinental Plaza (4)	11/18/97	6,569	100%	100%	9
Bouchard 710 (4)	06/01/05	15,014	100%	100%	59
Maipú 1300	09/28/95	1,353	100%	100%	5
Libertador 498	12/20/95	620	100%	100%	4
Suipacha 652/64 (4)	11/22/91	11,465	100%	100%	8
Dot Building (5)	11/28/06	11,242	100%	80%	128
Subtotal Offices		81,020	100%	N/A	543
Other Properties
Santa María del Plata S.A.	10/17/97	106,100	100%	100%	13
San Martín plot (6)	05/31/11	109,610	78%	50%	59
Other Properties (7)	N/A	43,505	29%	N/A	265
Subtotal Other Properties		259,215	79%	N/A	337
TOTAL OFFICES AND OTHERS		340,235	84%	N/A	880
Notes:
(1) Total leaseable area for each property as of September 30, 2016. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of September 30, 2016.
(3) The contracts in effect as of September 30, 2016 in each property were computed.
(4) Corresponds to total consolidated leases. (5) Through IRSA Propiedades Comerciales S.A.
(6) Through Quality Invest S.A.
(7) Includes the following properties: Ferro, Dot adjacent plot, Anchorena 665, Chanta IV, Constitución 1111, Rivadavia 2774, Intercontinental plot and Abril Manor House.

IV. Sales and Developments

	IQ 17	IQ 16	YoY Var
Revenues	1	3	-66.7%
Gain from disposal of investment properties	0	390	-100.0%
Operating (loss) / Income	-51	350	-114.6%
Depreciation and amortization	-	-	0.0%
EBITDA	-51	350	-114.6%

For the three-month period of fiscal year 2017, EBITDA from the Sales and Developments segment was negative for ARS 51 million as compared to EBITDA for ARS 350 million during the first quarter of 2016, in which higher gain from disposal of investment properties had been recorded. While no sales of investment properties were made in the first quarter of FY 2017, 1,761 sqm had been sold in the first quarter of FY 2016, corresponding to 4 floors of the Maipú 1300 building, 7 floors and 56 parking spaces of the Intercontinental Plaza building (through IRSA Propiedades Comerciales) and the Isla Sirgadero plot, located in the Province of Santa Fe.

Accumulated sales as of September 30 of the fiscal year (ARS Million)

DEVELOPMENT	IQ 17	IQ 16	Var %
Residential apartments
Condominios I and II(1)	1	-	-
Libertador 1703 and 1755 (Horizons) (2)	-	2	-
Other residential apartments (3)	-	1	-
TOTAL	1	3	-67.0%

(1)
Through IRSA Propiedades Comerciales S.A.
(2)
Owned by CYRSA S.A.
(3)
Corresponds to Entre Ríos 465.
(4)
Includes sale of shares in Abril.

V. CAPEX 2017

	Developments		Acquisitions + Developments
	Greenfields	Expansions
	Polo Dot (First Stage)	Alto Palermo	Catalinas

Beginning of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2018	FY2020
Total GLA (sqm)	31,635	3,884	16,012
IRSA Propiedades Comerciales %	80%	100%	45%
Investment amount at 100% (USD million)	54	28.5	101
Work progress (%)	0%	0%	0%
Estimated Stabilized EBITDA (USD million)	USD 8-10	USD 6-8	USD 6-8

Alto Palermo Expansion
The expansion project of Alto Palermo will add a gross leaseable area of approximately 4,000 square meters to the shopping center that has the highest sales per square meter and consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. The demolition stage started during the first quarter of FY2017, and construction works are estimated to take between 18 and 24 months.
First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping center, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 30,000 square meters on an existing building, in respect of which we have already executed a lease agreement for approximately half the footage, before starting the works. The demolition stage started in the first quarter of FY2017, and has reached 30% degree of progress, and construction works are estimated to last between 18 and 24 months before the building is operational. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and full occupancy.
Catalinas Building
The “Catalinas” project is located in one of the most sought-after spots for Premium office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area in 30 office floors and 316 parking spaces. Construction is scheduled to begin towards the end of the current calendar year and will take about 3 years.

VI.
Hotels
During the three-month period of fiscal year 2017, the hotel segment recorded an increase in revenues of 55.9% mainly due to the depreciation of the exchange rate, which resulted in an increase in the average rate per room, offsetting the slight decline in average occupancy in the 3 hotels, which stood at 65.3% during the first quarter of 2017. The segment’s EBITDA reached ARS 8 million during the quarter under review.

Hotels (in millions of ARS)	IQ 17	IQ 16	YoY Var
Revenues	173	111	55.9%
Operating Income / (loss)	4	-7	-157.1%
Depreciation and amortization	4	4	0.0%
EBITDA	8	-3	366.7%

	IQ 17	IVQ 16	IIIQ 16	IIQ 16	IQ 16
Average Occupancy	65.3%	65.8%	67.7%	67.6%	66.7%
Average Rate per Room (ARS/night)	2,737	2,102	2,074	1,760	1,660
Average Rate per Room (USD/night)	183	175	181	178	179

The following is information on our hotel segment as of September 30, 2016:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in millions of ARS)
Intercontinental (3)	11/97	76.34%	309	69.1%	2,101	50
Sheraton Libertador (4)	03/98	80.00%	200	74.3%	1,793	28
Llao Llao (5)	06/97	50.00%	205	50.8%	5,385	75
Total			714	65.3%	2,737	153

Notes:
1) Cumulative average for the 3-month period.
2) Cumulative average for the 3-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

VII.
International
Lipstick Building, New York, United States
The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 57,500 sqm and consists of 34 floors.

As of September 30, 2016, the building reached an occupancy rate of 97.33%, thus generating an average rent of USD 67.04 per sqm.

Lipstick	Sep-16	Jun-16	YoY Var
Gross Leaseable Area (sqm)	58,092	58,094	-
Occupancy	97.33%	97.33%	0pp
Rental price (USD/sqm)	67.04	66.67	0.56%

In March 2016, two lease agreements were executed: one for the lease of the entire Floor 28 and another one for a portion of the underground floor, at an average rental price of USD 85 per square meter; which will be effectively occupied as from October 2016. This will cause occupancy to rise to over 97% of the total surface area.

Moreover, we successfully completed the building’s certification process and obtained the LEED EB: O&M Gold certification. The implementation of this project started in July 2015, and it has concluded with a certification that endorses best environmental practices, transforming the building’s operational standards.

Investment in Condor Hospitality Inc.
We maintain our 49% investment in the Condor Hospitality Trust hotel REIT’s voting rights (NASDAQ: CDOR) through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in various states of the United States of America, operated by various operators and franchises.

During the last months, the company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels. The Company is studying different alternatives for developing its expansion plan.

VIII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA
BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2016 (excluding treasury shares). During the three-month period of fiscal year 2017, the investment in Banco Hipotecario generated income of ARS 39.5 million, 42.4% lower than in the same period of 2016. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Operations Center in Israel

IX. Investment in IDB Development Corporation

As of September 30, 2016, the investment made in IDBD is USD 515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital.

Operating Income – In Millions of ARS

	June 30, 2016 (for the period 04/01 througsdfgh 06/30)	June 30, 2016 (for the period 04/01 through 06/30)
	Operations Center in Israel	Operations Center in Israel
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurances	Others	Total
Revenues	1,049	11,535	-	3,901	-	914	17,399
Costs	-612	-8,615	-	-2,608	-	-841	-12,676
Gross profit	437	2,920	-	1,293	-	73	4,723
Gain from disposal of investment properties						19	19
General and administrative expenses	-63	-149	-	-388	-	-184	-784
Selling expenses	-19	-2,307	-	-818	-	-66	-3,210
Other operating results, net	-	-15	-	-7	-	-27	-49
Profit/(loss) from operations	355	449	-	80	-	-185	699
Share of profit / (loss) of associates and joint ventures	-63	-	157	-	-	-19	75
Segment profit / (loss)	292	449	157	80	-	-204	774

Operating assets	58,985	29,057	11,240	28,982	4,792	15,645	148,701
Operating liabilities	-48,115	-23,021	-11,272	-23,228		-28,609	-134,245
Operating assets / (liabilities), net	10,870	6,036	-32	5,754	4,792	-12,964	14,456

The revenues and operating income from the Real Estate segment through the subsidiary Property & Building (“PBC”) reached ARS 1,049 million and ARS 355 million, respectively (USD 73 million and USD 25 million, respectively) during the consolidated quarter (March 31, 2016 to June 30, 2016). During this quarter, there was an increase in rental income and occupancy rates from PBC’s investment properties, mainly the HSBC building in the City of New York.

The Supermarkets segment, through Shufersal, recorded revenues of ARS 11,535 million (USD 795 million) for the quarter, mainly due to an increase in revenues from the retail segment, offset by a 6.8% decrease in revenues from the real estate segment. Same-store sales rose 14.2% during the quarter under review, compared to the same quarter of fiscal year 2015. Operating income from this segment reached ARS 449 million (USD 26 million).

The Telecommunications segment, operated by Cellcom, recorded revenues of ARS 3,901 million (USD 266 million). There was a decrease in revenues as compared to the same quarter of 2015 in both revenues from services and revenues from handsets. The reduction in revenues from services during the quarter under review mainly reflected lower revenues from cell telephone services due to the continued erosion of the price of these services as a result of stronger competition in the cell telephone market and lower revenues from international call services. The reduction in the revenues from handsets during the fourth quarter of 2015 was mainly due to the reduction in the number of cell phones sold during the quarter under review as compared to the same quarter of 2015, partially offset by an increase in revenues from handsets for Netvision’s final users. Operating income for the quarter under review was ARS 80 million (USD 4 million).

The Others segment recorded revenues for ARS 914 million (USD 72 million), and an operating loss of ARS 185 million (USD 7 million).

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was ARS 4,792 million (USD 316 million) as of September 30, 2016.

Finally, the results from the agrochemical company “Adama” are recorded as a group of assets and liabilities held for sale. For the consolidated quarter, a profit of ARS 157 million (USD 11 million) was recorded in this regard.

X. EBITDA by segment (ARS million)

Operations Center in Argentina

3M 17	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and Others	Total
Operating income / (loss)	469	63	-51	4	-26	-1	458
Depreciation and Amortization	43	7	-	4	-	-	54
EBITDA	512	70	-51	8	-26	-1	512
3M 16	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and Others	Total
Operating income / (loss)	379	44	350	-7	-34	-1	731
Depreciation and Amortization	42	10	-	4	-	-	56
EBITDA	421	54	350	-3	-34	-1	787

EBITDA Var	21.6%	29.6%	-114.6%	-366.7%	-23.5%	0.0%	-34.9%

XI. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total as per Segment information	Adjustment for share of profit/(loss) of Joint Ventures *	Expenses and Collective Promotion Funds	Discontinued Operations	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of Income
Revenues	18,356	-9	341	-	-1	18,687
Costs	-12,924	5	-348	-	-	-13,267
Gross Profit / (loss)	5,432	-4	-7	-	-1	5,420
Gain from disposal of investment properties	19	-	-	-	-	19
General and administrative expenses	-936	1	-	-	1	-934
Selling expenses	-3,297	1	-	-	-	-3,296
Other operating results, net	-61	-1	-	-	-	-62
Profit/ (Loss) from Operations	1,157	-3	-7	-	-	1,147
Share of profit / (loss) of associates and joint ventures	112	2	-	-157	-	-43
Net segment profit/(loss) before financing and taxation	1,269	-1	-7	-157	-	1,104
*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín lot).

XII. Financial Debt and Other Indebtedness

Operations Center in Argentina

Financial debt as of September 30, 2016:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank Overdrafts	ARS	3.5	Floating	< 180 days
IRSA 2017 Non-Convertible Notes, Series I	USD	74.6	8.50%	Feb-17
IRSA 2020 Non-Convertible Notes, Series II	USD	71.4	11.50%	Jul-20
Series VI Non-Convertible Notes	ARS	0.7	Badlar + 450 bps	Feb-17
Series VII Non-Convertible Notes	ARS	25.1	Badlar + 299	Sep-19
Series VII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
Loans (2)	USD	45.0	Floating	Jun-17
Other loans		0.4
IRSA’s Total Debt		405.1
IRSA’s Cash + Cash Equivalents + Investments (3)	USD	89.8
IRSA’s Net Debt	USD	315.3
Bank Overdrafts	ARS	2.2	Floating	< 360 days
IRCP Series I Non-Convertible Notes	ARS	26.6	26.5% / Badlar + 400 bps	May-17
IRSA CP Series II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.5	-	-
IRSA CP’s Total Debt		389.3
IRSA CP’s Cash + Cash Equivalents + Investments (4)	USD	194.8
IRSA CP’s Net Debt	USD	194.5

(1) Principal amount in USD (million) at an exchange rate of ARS 15.31/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Corresponds to a loan from IRSA CP.
(3) “Cash & Cash Equivalents plus Investments, IRSA” includes Cash & Cash Equivalents, IRSA + Investments in current and non-current financial assets, IRSA.
(4) “Cash & Cash Equivalents plus Investments, IRSA CP” includes Cash & Cash Equivalents, IRSA CP + Investments in current financial assets plus a loan from its controlling company IRSA Inversiones y Representaciones S.A.

Operations Center in Israel

Financial debt as of June 30, 2016

Indebtedness	Amount (1)
IDBD’s Total Debt	730
DIC’s Total Debt	1,090
Shufersal’s Total Debt	652
Cellcom’s Total Debt	1,059
PBC’s Total Debt	2,349
Others’ Total Debt (2)	59

(1) Principal amount in USD (million) at an exchange rate of 3.82 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.
(2) Includes IDB Tourism, Bartan and IDBG.

XIII. Material and Subsequent Events

Operations Center in Argentina

July 2016: Sale of functional units in the Intercontinental Plaza building (through its subsidiary IRSA Propiedades Comerciales)

On July 29, 2016, IRSA Propiedades Comerciales executed a preliminary agreement with an unrelated party for the sale of 1,702 square meters consisting of two office floors and 16 parking units in the Intercontinental Plaza building. The total price of the transaction was fixed in USD 6.0 million, USD 4.4 million of which have been paid, whereas the balance of USD 1.6 million is payable upon the execution of the deed of conveyance and surrender of possession, which is scheduled for December 2016, as provided in the preliminary sale agreement.

September 2016: Issue of Notes

On September 8, 2016, IRSA issued USD 210 million in principal amount of Series VII and VIII Notes:

a)
Series VII Notes for a principal amount of ARS 384.2 million, accruing interest at BADLAR rate + 299 bps, and falling due on September 9, 2019;

b)
Series VIII Notes for a principal amount of USD 184.5 million, accruing interest at a fixed rate of 7%, and falling due on September 9, 2019.

The proceeds were mainly used to repay existing indebtedness.

September 2016: Partial redemption of Notes

On September 9, 2016, it was resolved to redeem all the Company’s Series 1 Notes due 2017 that were outstanding, for an aggregate principal amount of USD 74,554,000. The proposed redemption was made on October 11, 2016.

October 2016: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2016, at 1:00 p.m., the following matters, inter alia, were dealt with:

●
Updating of Report on Shared Services Agreement
●
Treatment of amounts paid as personal assets tax levied on the shareholders.
●
Consideration of (I) approval of extension of Global Note Program for a maximum outstanding principal amount of up to USD 300,000,000 approved by the shareholders’ meeting dated October 31, 2011 for a term of five years or such longer term as permitted under the applicable laws; and (II) increase of program amount by an additional amount of up to USD 200,000,000.
●
Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.

 Operations Center in Israel

July 2016: Agreement for the sale of equity interest in Adama

On July 17, 2016, DIC publicly announced it had accepted ChemChina’s offer to purchase 40% of Adama’s shares of stock held by Koor, a company indirectly controlled by IDBD through DIC. In august 2016, Koor and a subsidiary of ChemChina executed the related agreement. The consideration for the transaction is a cash payment of USD 230 million (equivalent to ARS 3,498 million at the exchange rate prevailing on September 30, 2016), plus the full repayment of a non-recourse loan, plus interest, a Chinese bank had granted to Koor. The sale transaction is expected to be completed by November 2016, subject to compliance with certain conditions, such as securing the applicable approvals from China’s regulatory and antitrust authorities.
August 2016: Issue of Notes

On August 2, 2016, IDBD issued a new series of Notes in the Israeli market for an amount of NIS 325 million and due in 2019, at an annual interest rate to be adjusted by the CPI (inflation index), plus 4.25%. These Notes are secured by Clal’s shares of stock, contingent upon the approval of the Israeli Capital Markets, Insurance and Savings Commission. On September 15, 2016, the Israeli Supreme Court rendered an opinion on the security on Clal’s shares, in which it asked the Capital Markets, Insurance and Savings Commission to specify the reasons why it challenges IDBD’s security of the notes with up to 5% of Clal’s shares. The hearing has been scheduled for January 2017.
In compliance with the Supreme Court decision rendered in reply to the petition filed by IDBD in September 2016 in connection with the pledge of Clal’s shares, on October 13, 2016, IDBD’s Board of Directors decided to make a partial early repurchase of the notes, which was consummated on November 1, 2016. The repurchase was made for an amount of approximately NIS 244 as principal, interest and an early repurchase compensation, representing 73.7% of the principal amount of the notes, and the interest rate payable on the redeemed portion of principal in connection with the partial early repurchase was approximately 1.8%.
On August 4, 2016, DIC increased its series of Notes due 2025 by an additional amount of NIS 360 million (equivalent to ARS 1,344 million). The placement was made at an IRR of 5.70%.

September 2016: Purchase of DIC’s shares

On September 23, 2016, IRSA, acting through a subsidiary, purchased 8,888,888 shares in Discount Investment Corporation (“DIC”) (DISI: TASE) from IDB Development Corporation (“IDBD”) for NIS 99,999,990 (approximately USD 26.7 million), representing 8.8% of DIC’s share capital.

September 2016: Increase of interest in Shufersal

On September 12, 2016, the Group, acting through DIC, purchased 9,097,127 shares in Shufersal. Therefore, the company’s equity interest in Shufersal’s stock capital rose from approximately 53.89% to approximately 58.17%. It also received an option (the “option”) to purchase up to 9,097,127 additional shares in Shufersal, at a strike price of NIS 14.62 (equivalent to ARS 223.4) for each Shufersal share (subject to adjustment). The option expires on December 12, 2016.
XIV. Comparative Summary Consolidated Balance Sheet Data

	09.30.16	09.30.15	09.30.14	09.30.13
Non-current assets	58,645	2,694	2,253	1,302
Current assets	104,099	7,955	7,350	7,096
Total Assets	162,744	10,650	9,603	8,398
Non-current liabilities	98,928	5,375	4,799	3,853
Current liabilities	50,329	2,694	2,061	1,351
Sub-total	149,257	8,068	6,860	5,204
Non-controlling Interest	13,022	352	680	396
Capital and reserves attributable to equity holders of the parent	465	2,230	2,063	2,797
Total	162,744	10,650	9,603	8,397

XV. Comparative Summary Consolidated Income Statement Data

	09.30.16	09.30.15	09.30.14	09.30.13
Profit from operations	1,147	724	640	229
Share of loss of associates and joint ventures	-43	-491	-112	39
Profit before financial results and income tax	1,104	233	528	268
Finance income	388	46	24	47
Finance expenses	-2,124	-335	-327	-294
Other financial results	262	-148	87	28
Financial results, net	-1,474	-437	-216	-219
(Loss) / Income before income tax	-370	-204	312	49
Income tax expense	-54	-112	-176	-13
Loss for the period from continuing operations	-424	-316	136	36
Loss from discontinued operations after income tax	-358	-	-	-
Loss for the period	-782	-316	136	36
Attributable to:
Equity holders of the parent	-577	-276	3	33
Non-controlling interest	-205	-40	133	3

XVI. Comparative Summary Consolidated Cash Flow Data

	09.30.16	09.30.15	09.30.14	09.30.13
Net cash generated by operating activities	2,575	374	252	203
Net cash (used in) / generated by investment activities	-1,252	-281	1,069	-494
Net cash generated by (used in) financing activities	238	213	-711	-246
Net increase / (decrease) in cash and cash equivalents	1,561	306	609	-537
Cash and cash equivalents at beginning of fiscal year	13866	375	610	797
Foreign exchange gain on cash and cash equivalents	22	17	26	21
Cash and cash equivalents at the end of the period	15,449	698	1,245	281

XVII. Comparative Ratios

	09.30.16		09.30.15		09.30.14		09.30.13
Liquidity
CURRENT ASSETS	58,645	1.17	2,694	1.00	2,253	1.09	1,302	0.96
CURRENT LIABILITIES	50,329		2,694		2,061		1,351
Indebtedness
TOTAL LIABILITIES	149,257	11.07	8,068	3.13	6,860	2.50	5,208	1.63
SHAREHOLDERS’ EQUITY	13,487		2,581		2,743		3,194
Solvency
SHAREHOLDERS’ EQUITY	13,487	0.09	2,581	0.32	2,743	0.40	3,194	0.61
TOTAL LIABILITIES	149,257		8,068		6,860		5,205
Restricted Assets
NON-CURRENT ASSETS	104,099	0.64	7,955	0.75	7,350	0.77	7,906	0.94
TOTAL ASSETS	162,744		10,650		9,603		8,398

XVIII. Brief comment on prospects for the next period

Our real estate businesses in Argentina and abroad have posted sound results in the first three-month period of fiscal year 2017. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

Our subsidiary IRSA Propiedades Comerciales S.A. continues to record growth in both its shopping center and Premium office businesses. Although our tenants’ sales decelerated during the first quarter of 2017 as compared to the previous fiscal year, occupancy remains significantly high and the public keeps choosing each of our proposals; besides, top-notch domestic and international corporations continue to select our office spaces, which reached full occupancy at the end of the quarter.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike. Along these lines, at the beginning of fiscal year 2017 we launched a project for expanding our Alto Palermo shopping center, which is strategically located in the heart of the city and generates the highest sales per square meter in our portfolio. The project, that consists in moving the food court to a third level, will add approximately 4,000 square meters of gross leaseable area to the shopping center; the demolition stage has already started, and construction works are expected to last between 18 and 24 months.

During this fiscal year we launched an office building project in the commercial complex adjacent to our Dot Baires shopping center. The project, known as “Polo Dot”, will include, in a first stage, the development of a 11-floor, 30,000-square meter office building in a property owned by the company. The demolition stage started during the first quarter of fiscal year 2017 and has reached 30% of progress, and construction works are expected to last between 18 and 24 months before the building becomes operational. We have had a large demand for Premium office spaces in this emerging new commercial hotspot, and we hope to secure high occupancy at this building upon completion of construction works.

We are optimistic about the opportunities that may arise in Argentina in 2017. We have a large reserve of lands for future shopping center and office development projects in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York. Our investment in “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR) has shown very good results in the last months derived from its sales of hotels, whilst it has managed to seize good opportunities for purchasing higher class hotels. We believe that Stepstone’s recent entry as partner to the investment and the simplification of the shareholding structure will help unleash value in Condor. We trust in the new senior management and hope to reap the benefits of this investment in the future.

Regarding our investment in the Israeli company IDBD, during this fiscal year we have been reducing the company’s indebtedness level and rolling out a strategy intended to improve operating margins in each of its business units. A new CEO and CFO were appointed, who are working proactively toward simplifying and optimizing its capital structure. In 2017, we will continue to work for deleveraging the company and improving the results of its operating subsidiaries. We trust in the value of this investment, which we expect will deliver very good results in the medium term.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and diversifying our operations by adding businesses abroad with attractive value-creation opportunities.